Ernst & Young AG Aeschengraben 27 P.O. Box CH-4051 Basel Phone: +41 58 286 86 86 Fax: +41 58 286 86 00 www.ey.com/ch To the Board of Directors of VectivBio Holding AG, Basel Basel, 6 April 2022 Independent auditor’s report on the audit of the consolidated and carve-out financial statements Opinion In accordance with the terms of our engagement, we have audited the consolidated and carve-out financial statements of VectivBio Holding AG and its subsidiaries (the Group), which comprise the consolidated and carve-out statement of financial position as at 31 December 2021 and the consolidated and carve-out statement of income, consolidated and carve-out statement of comprehensive income, consolidated and carve-out statement of changes in equity and consolidated and carve-out statement of cash flows for the year then ended, and notes to the consolidated and carve-out financial statements, including a summary of significant accounting policies. In our opinion, the accompanying consolidated and carve-out financial statements give a true and fair view of the consolidated and carve-out financial position of the Group as at 31 December 2021, and its consolidated and carve-out financial performance and its consolidated and carve-out cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. Basis for opinion We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the Auditor’s Responsibilities for the audit of the consolidated and carve-out financial statements section of our report. We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code) and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated and carve-out financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and carve-out financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

2 We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated and carve-out financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and carve-out financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the consolidated and carve-out financial statements. Accounting treatment for the Comet Therapeutics Transaction Area of focus On September 9, 2021, the Group closed on the Comet Therapeutics Transaction (the “Transaction”) to acquire the CoMET small molecule platform. The accounting treatment of the Transaction was determined by applying the optional concentration test to determine if the Transaction was a business combination or an asset acquisition. Management applied judgment in identifying the assets acquired, the assets relative fair value, and if the appropriate criterion of the optional concentration test was met in order to account for the transaction as an asset acquisition. Refer to notes 4.2 (Key sources of estimation uncertainty) and 6 (Acquisitions) in the consolidated and carve-out financial statements for further details. As the accounting treatment is complex and requires significant management judgment, the matter was considered significant to our audit. Our audit response Our audit procedures included gaining an understanding of the Group’s accounting treatment of the Transaction. We evaluated the Group’s accounting treatment, corroborated the applicable accounting guidance, and analyzed the interpretation of such guidance in conjunction with the Transaction agreements. We assessed the Group’s analysis and corroborated key elements, such as the assets acquired and their relative fair value, based on underlying data. Our audit procedures did not lead to any reservations concerning the acquisition accounting of the Comet Therapeutics Transaction. Impairment assessment of goodwill and intangible assets not yet available for use Area of focus At December 31, 2021, the total carrying value of goodwill and intangible assets not yet available for use amounted to $0.9 million and $25.1 million, respectively, representing 19% of the Group’s total assets. Goodwill and intangible assets not yet available for use must be tested for impairment on at least an annual basis. The Group used an income approach method, to estimate the recoverable amount, and therefore, whether there is impairment for goodwill and intangible assets not yet available for use. The significant assumptions used in the analysis include probability of success, loss of exclusivity, number of patients, price of the product, and the discount rate applied. Refer to

3 note 2 (Summary of significant accounting policies) and note 14 (Goodwill and intangible assets) for further details. As the valuation methodology used is complex and requires significant judgment, the matter was considered significant to our audit. Our audit response We evaluated the Group’s valuation methodology for the goodwill and intangible assets not yet available for use analysis. We assessed the assumptions regarding probability of success, loss of exclusivity, number of patients, price of the product, and the discount rate applied. We evaluated sensitivity in the model resulting from changes to certain key assumptions. With respect to the discount rate applied, we evaluated the reasonableness of the discount rate determined by management by assessing the cost of capital for comparable organizations. We included in our team a valuation specialist to assist us in these audit procedures. We also assessed the adequacy of the Group’s disclosure around goodwill and intangible assets as included in note 14 (Goodwill and intangible assets). Our audit procedures did not lead to any reservations concerning the valuation of goodwill and intangible assets not yet available for use. Other information in the annual report The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated and carve-out financial statements, the stand-alone financial statements, the compensation report, and our auditor’s reports thereon. Our opinion on the consolidated and carve-out financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated and carve-out financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated and carve-out financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibility of the Board of Directors for the consolidated and carve-out financial statements The Board of Directors is responsible for the preparation of the consolidated and carve-out financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated and carve-out financial statements that are free from material misstatement, whether due to fraud or error.

4 In preparing the consolidated and carve-out financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Auditor’s responsibilities for the audit of the consolidated and carve-out financial statements Our objectives are to obtain reasonable assurance about whether the consolidated and carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and carve-out financial statements. A further description of our responsibilities for the audit of the consolidated and carve-out financial statements is located at the website of EXPERTsuisse: http://www.expertsuisse.ch/en/audit-report-for-public-companies. This description forms part of our auditor’s report. Report on other legal and regulatory requirements In accordance with article 728a para. 1 item 3 CO and the Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated and carve-out financial statements according to the instructions of the Board of Directors. Ernst & Young AG Licensed audit expert Licensed audit expert (Auditor in charge) Enclosure Consolidated and carve-out financial statements - the consolidated and carve-out statement of financial position as at 31 December 2021 and the consolidated and carve-out statement of income, consolidated and carve-out statement of comprehensive income, consolidated and carve-out statement of changes in equity and consolidated and carve-out statement of cash flows for the year then ended, and notes to the consolidated and carve-out financial statements, including a summary of significant accounting policies Iolanda Dolente (Qualified Signature) Helena Pires Rosa (Qualified Signature)

VectivBio Holding AG

Consolidated and carve-out statements of operations and other comprehensive loss

In thousands of United States dollars ("USD")	Notes	For the year ended December 31, 2021	2020	2019
CONSOLIDATED STATEMENTS OF OPERATIONS				
Research and development expenses	7	(50,180)	(43,035)	(15,980)
General and administrative expenses	8	(36,536)	(14,226)	(8,335)
Operating loss		(86,716)	(57,261)	(24,315)
Financial income	9	—	1	15
Financial expense	9	(36)	(1,118)	(50)
Foreign exchange differences, net	9	(193)	(1,565)	869
Loss before income taxes		(86,945)	(59,943)	(23,481)
Income taxes	10	(64)	—	—
Net loss		(87,009)	(59,943)	(23,481)
OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX				
Remeasurement of net pension liabilities	20	457	(858)	(678)
Total items that will not be reclassified subsequently to profit or loss		457	(858)	(678)
Exchange differences arising on translation of foreign operations		853	801	338
Total items that may be reclassified subsequently to profit or loss		853	801	338
Total other comprehensive loss, net of income tax		1,310	(57)	(340)
Total comprehensive loss		(85,699)	(60,000)	(23,821)
LOSS PER SHARE				
Basic and diluted loss per share (in USD)	12	(3.23)	(6.24)	(2.49)

The accompanying notes are an integral part of these consolidated and carve-out financial statements.

F-1

VectivBio Holding AG

Consolidated and carve-out statements of financial position

In thousands of USD	Notes	As of December 31, 2021	2020	2019
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	13	51	173	192
Goodwill	14	925	901	883
Intangible assets	14	25,122	21,758	21,329
Right-of-use assets	27	291	114	245
Financial assets		61	64	72
Total non-current assets		26,450	23,010	22,721
CURRENT ASSETS				
Other current receivables	15	777	963	252
Other current assets	16	6,597	6,417	1,118
Cash and cash equivalents	17	102,707	40,172	19,813
Total current assets		110,081	47,552	21,183
Total assets		136,531	70,562	43,904
EQUITY AND LIABILITIES				
EQUITY				
Share capital	18	1,900	1,370	492
Reserves		246,815	101,933	24,479
Accumulated losses		(132,716)	(71,065)	(15,709)
Total equity		115,999	32,238	9,262
NON-CURRENT LIABILITIES				
Lease liabilities	27	158	4	106
Net pension liabilities	20	3,190	3,557	1,983
Total non-current liabilities		3,348	3,561	2,089
CURRENT LIABILITIES				
Convertible loans at fair value	24	—	—	19,737
Contingent consideration liabilities	19	—	19,140	6,202
Trade payables	21	8,595	9,490	3,222
Accrued expenses	22	8,339	5,247	2,876
Other current liabilities	23	116	774	374
Lease liabilities	27	134	112	142
Total current liabilities		17,184	34,763	32,553
Total liabilities		20,532	38,324	34,642
Total equity and liabilities..............................		136,531	70,562	43,904

The accompanying notes are an integral part of these consolidated and carve-out financial statements.

F-2

VectivBio Holding AG

Consolidated and carve-out statements of changes in equity

In thousands of USD	Net parent investment	Share capital	Capital Reserves (Reserves)	Foreign exchange (FX) translation (Reserves)	Accumulated losses	Total
Balance as of January 1, 2019	11,243	—	—	—	—	11,243
Net loss	(6,803)	—	—	—	(16,678)	(23,481)
Other comprehensive income/(loss)	40	—	—	228	(608)	(340)
Total comprehensive (loss)/income	(6,763)	—	—	228	(17,286)	(23,821)
Expenses and payments incurred by parent on behalf of Apraglutide Business (Note 2)	8,266	—	—	—	—	8,266
Reclassification of Net parent investment to capital reserves	(12,746)	—	12,746	—	—	—
Issuance of share capital and capital contribution upon separation (Note 18)	—	474	14,142	—	—	14,616
Share capital increase (Note 18)	—	18	—	—	—	18
Share based payments (Note 11)	—	—	—	—	1,577	1,577
Capital distribution to shareholders on receipt of convertible loans (Note 24)	—	—	(2,637)	—	—	(2,637)
Balance as of December 31, 2019	—	492	24,251	228	(15,709)	9,262
Net loss	—	—	—	—	(59,943)	(59,943)
Other comprehensive income/(loss)	—	—	—	801	(858)	(57)
Total comprehensive income/(loss)	—	—	—	801	(60,801)	(60,000)
Share capital increase (Note 18)	—	650	54,487	—	—	55,137
Share-based payments (Note 11)	—	—	—	—	5,445	5,445
Capital distribution to shareholders on receipt of convertible loans (Note 24)	—	—	(421)	—	—	(421)
Conversion of convertible loans (Note 24)	—	228	23,920	—	—	24,148
Transaction costs due to capital increase	—	—	(1,333)	—	—	(1,333)
Balance as of December 31, 2020	—	1,370	100,904	1,029	(71,065)	32,238
Net loss	—	—	—	—	(87,009)	(87,009)
Other comprehensive income/(loss)	—	—	—	853	457	1,310

F-3

F-4 Total comprehensive loss ……………………………………………….. — — — 853 (86,552) (85,699) Share capital increase (Note 18) …………………………………………. ................................................................................................................... — 486 153,639 — — 154,125 Share based payments (Note 11) — — — — 24,901 24,901 Issue of treasury shares to employees (Note 11) ………………………………………… — 3 (151) — — (148) Transaction costs due to capital increase (Note 18) …………………… ................................................................................................................... — — (13,136) — — (13,136) Settlement of contingent consideration liabilities in shares (Note 19) .. — 31 2,239 — — 2,270 Issuance of share capital upon asset acquisition (Note 6) ……………. ................................................................................................................... — 10 1,438 — — 1,448 Balance as of December 31, 2021 …………………………………….. ................................................................................................................... — 1,900 244,933 1,882 (132,716) 115,999 The accompanying notes are an integral part of these consolidated and carve-out financial statements.

F-5 VectivBio Holding AG Consolidated and carve-out statements of cash flows In thousands of USD Notes For the year ended December 31, 2021 2020 2019 Net loss ................................................................................... (87,009) (59,943) (23,481) Adjustments for: Financial income ................................................................................... 9 — (1) (15) Financial expense ................................................................................... 9 — 1,077 17 Depreciation and amortization expenses ................................................................................... 13/27 303 270 152 Revaluation on contingent consideration liabilities ................................................................................... 19 (6,870) 12,938 1,991 Share-based payments ................................................................................... 11 24,901 5,445 2,085 Group’s pension expense ................................................................................... 20 215 440 196 Net foreign exchange differences ................................................................................... (290) (832) (811) Changes in working capital: - (Increase)/Decrease in other current receivables 116 (612)( 2 (245) - (Increase) in other current assets (891) (4,885) ( (600) Increase/(Decrease) in trade payables ................................................................................... (574) 5,594 2,994 - Increase in accrued expenses ................................................................................... 3,256 1,990 2,656 - Increase/(Decrease) in other current liabilities ................................................................................... (713) 309 374 - (Decrease) in payables due to related parties ................................................................................... — — (208) Interest paid ................................................................................... (1) (2) (2) Payment of contingent consideration liability 19 (4,582) — — Cash flow used in operating activities ................................................................................... (72,139) (38,212) (14,897) Payments for property, plant and equipment 13 (57) (93) (56) Payments for financial assets ................................................................................... — (7) (4) Proceeds from security deposit……………………….…. — 30 — Interest received ................................................................................... — 1 15 Payment of contingent consideration liability 19 (5,418) — — Acquisition of Comet Platform acquisitions…………………………………………. 6 (1,197) — — Cash flow used in investing activities ................................................................................... (6,672) (69) (45) Share capital increase 154,125 55,137 15,349 Transaction costs due to capital increase (12,663) (1,333) — Proceeds from Convertible loans ................................................................................... 24 — 2,931 17,069 Net transactions with the Parent Group ................................................................................... — — 480 Lease principal payment ................................................................................... 27 (135) (148) (86) Cash flow provided by financing activities ................................................................................... 141,327 56,587 32,812 Net increase in cash and cash equivalents 62,516 18,306 17,870 Cash and cash equivalents at beginning of the year ................................................................................... 40,172 19,813 2,126 Net effect of exchange rate changes on cash and cash equivalents ................................................................................... 19 2,053 (183) Cash and cash equivalents at end of the year ................................................................................... 17 102,707 40,172 19,813

F-6 The accompanying notes are an integral part of these consolidated and carve-out financial statements.

F-7 Notes to the consolidated and carve-out financial statements 1. Organization and business VectivBio Holding AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenvorstadt 36, Basel, Switzerland. The Company was incorporated on May 22, 2019, in Switzerland. It is subject to provisions of the articles of incorporation and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”). The Company, and its five wholly owned subsidiaries, VectivBio AG, Basel (Switzerland), VectivBio Comet AG, Basel (Switzerland), GlyPharma Therapeutic Inc., Montreal (Canada), Comet Therapeutics Inc. and VectivBio Inc. (USA) (collectively, the “Group”), is a global biotechnology group committed to making a difference in the lives of patients living with serious rare conditions. The Group’s mission is to use scientific innovation to target the biological root causes of serious rare conditions to achieve disease modification. The Group’s lead program, Apraglutide, is a next-generation glucagon-like peptide-2 (“GLP-2”) analog for the treatment of short bowel syndrome (“SBS”) and for the treatment of patients with gastrointestinal acute graft versus host disease (aGvHD). On April 9, 2021, VectivBio Holding AG closed its initial public offering of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share (“Group’s IPO”). The gross proceeds from the offering were USD 146.6 million. The Company’s ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “VECT”. Separation from Therachon Holding AG From the Company’s inception on May 22, 2019 until June 30, 2019, the Company was fully owned by Therachon Holding AG (“THAG” or, together with its subsidiaries, the “Parent Group”). The Company was created for the purpose of spinning off the Apraglutide Business (as defined below), following a corporate reorganization of the Parent Group in order to effectuate the separation. The separation, which had been considered as a reorganization under common control for the purpose of the preparation of these consolidated and carve-out financial statements, resulted in the transfer of certain assets (including 100% of the shares of GlyPharma (as defined below)), liabilities and contracts related to the Apraglutide Business (as defined below) at their historical book values from the Parent Group to VectivBio Holding AG and its subsidiaries prior to the spin-off date, which occurred on July 1, 2019. On July 1, 2019, THAG distributed by way of dividend in kind the shares of VectivBio Holding AG to the existing THAG shareholders (the “Spin-off”) and VectivBio Holding AG and its subsidiaries began operating as a standalone entity. Prior to Spin-off On September 30, 2018, THAG, through its 100% owned subsidiary, Therachon AG, acquired 100% of the shares of GlyPharma Therapeutic Inc. (“GlyPharma”) from a third party. GlyPharma’s principal activity was to develop the GLP-2 analog, referred to as the “Apraglutide Business”. After the acquisition of GlyPharma, the Apraglutide Business was integrated into the Parent Group, with certain business functions carried out by multiple legal entities in the Parent Group.

F-8 From September 30, 2018 until June 30, 2019, the Apraglutide Business was 100% owned by the Parent Group. During this period, the Apraglutide Business was managed from Switzerland, with operations in Canada. COVID-19 At the beginning of 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. This event significantly affected economic activity worldwide and, as a result, could materially and adversely affect the operations and financial results of the Group. The extent to which COVID-19 will impact the Group’s results will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others. There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact the Group’s planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, contract research organizations (“CROs”), and/or trial monitors and other critical vendors and consultants supporting future trials. These situations, or others associated with COVID-19, could cause delays in the Group’s future clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Group’s business and its financial condition. As of the date of authorization for issuance of these consolidated and carve-out financial statements, the Group’s operations have not been significantly impacted by the COVID-19 pandemic. The Group is monitoring the impact COVID-19 may have on the clinical development of its product candidate, including potential delays or modifications to its ongoing and planned trials. However, the Group cannot at this time predict the specific extent, duration or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials. Invasion of Ukraine At the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a broader regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. In particular, Apraglutide is currently being evaluated in a global Phase 3 clinical trial called STARS for the treatment of patients with SBS-IF, conducted by a contract research organization, or CRO. This CRO has both Russian and Ukrainian employees in addition to employees located in Switzerland and other locations. As of the date of authorization for issuance of these consolidated and carve-out financial statements, the Group’s operations have not been significantly impacted by the conflict. The Group is monitoring the impact this war may have on the clinical development of its product candidate, including potential delays or modifications to its ongoing and planned trials. However, the Group cannot at this time predict the specific

F-9 extent, duration or full impact that this will have on its financial condition and operations, including ongoing and planned clinical trials. 2. Summary of significant accounting policies Basis of preparation The consolidated and carve-out financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and comply with the Swiss law. The accompanying consolidated and carve-out financial statements reflect the following financial information: • the carve-out results of operations of the Apraglutide Business from January 1, 2019 to June 30, 2019 (“Pre-Spin-off Period” or “Carve-out Period”), which have been prepared on a carve-out basis; and • the consolidated financial position of the Group as of December 31, 2021, 2020 and 2019 and the consolidated results of operations of the Group for the years ended December 31, 2021 and 2020, and for the period from July 1, 2019 to December 31, 2019, which have been prepared on a consolidated basis (together, the “Consolidated and Carve-out Financial Statements”). As IFRS does not provide any guidance for the preparation of carve-out financial statements, IAS 8.12 has been followed. IAS 8.12 requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The information for the period from January 1, 2019 to June 30, 2019 was derived from the Parent Group’s historical accounting records as described below in “Carve-out approach (Pre-Spin-off Period)”. The Consolidated and Carve-out Financial Statements have been prepared on a historical cost basis, except for the contingent consideration liabilities (Note 19) and the Convertible loans (Note 24) that have been measured at fair value. The Consolidated and Carve-out Financial Statements are presented in United States Dollars (“USD”) and the functional currency of the Company is Swiss Francs (“CHF”). The Consolidated and Carve-out Financial Statements are presented in USD given the fact that the Company is publicly listed in the United States of America (“USA”). Prior to the five-to-one reverse split of all issued shares effected on April 1, 2021, 44 ordinary shares, 25 series A1 preferred shares and 46 series A2 preferred shares, each with a nominal value of CHF 0.01 per share, were issued by way of conversion of equity surplus into share capital to balance fractional shares. Accordingly, all share, share-based and per share amounts for all periods have been presented based on the adjusted number of shares, where applicable, to reflect this reverse share split and related capital increase in the Consolidated and Carve-out Financial Statements for the year ended December 31, 2020. The Consolidated and Carve-out Financial Statements were approved and authorized for issuance by the board of directors of the Company on April 6, 2022. Carve-out approach (Pre-Spin-off Period)

F-10 Through the reorganization, as described above, the Company became the holding company of the Apraglutide Business now comprising the Group, which was under the common control of the Parent Group’s shareholders before and after the reorganization. Accordingly, the Consolidated and Carve-out Financial Statements were prepared as if the reorganization had been completed at the beginning of the reporting period using the book values of the Parent Group. Prior to the Spin-off, the Apraglutide Business had not presented standalone financial statements on a consolidated basis. As a result, financial information for the period from January 1, 2019, to June 30, 2019, was derived from THAG’s historical financial records as if the Apraglutide Business had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off is shown on a carve-out basis to present the results of operations and the costs of doing business. All transactions and balances between the Apraglutide Business and THAG during the period prior to the Spin-off, which were not historically settled in cash, were considered to be effectively settled in cash in the Consolidated and Carve-out Financial Statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Group and THAG were reflected in the consolidated and carve-out statement of cash flows as “Net transactions with the Parent Group” as financing activity and in the consolidated and carve-out statement of financial position and the consolidated and carve-out statement of changes in equity as “Net parent investment”, which includes the “Expenses and payments incurred by parent on behalf of the Apraglutide Business”. During the Pre-Spin-off Period, the Group’s equity balance represented the excess of total assets over total liabilities and was recorded within the account “Net parent investment”. “Net parent investment” represents the cumulative investment by the Parent Group in the Group through the Spin-off date. In connection with the Spin-off, the Group’s “Net parent investment” balance was reclassified to capital reserves. The Apraglutide Business was managed separately from THAG’s other product candidates and did not have significant intercompany relationships with THAG other than incidental general and administrative functions. The related party transactions with the Parent Group prior to the Spin-off are disclosed within Note 26.3. The carve-out financial information includes the historical amounts derived from the financial records of THAG, and also includes expense allocations based on actual costs incurred by THAG primarily for: 1) certain corporate functions provided by THAG related to legal and other shared services, and 2) employee- related expenses for senior management and other shared employees. These expenses have been allocated based on direct usage when identifiable, with the remainder allocated to the Apraglutide Business proportionately to direct research and development (“R&D”) expenses, which management believes is a reasonable basis of cost allocation. The Group considers the basis on which the expenses have been allocated to be a reasonable representation of the utilization of services provided during the Pre-Spin-off Period. However, the allocations may not reflect the expense that would have incurred if the Apraglutide Business operated as an independent business for the period prior to the separation. Prior to the separation, the Pre-Spin-off Period includes certain assets and liabilities that were historically held at the Parent Group level but were specifically identifiable or attributable to the Apraglutide Business, such as the contingent consideration liabilities, goodwill, intangible assets, and net pension liabilities. Except for net pension liabilities, the assets and liabilities that were historically held at the Parent Group level and were attributed to the Apraglutide Business resulted from THAG’s purchase of GlyPharma. Net pension liabilities associated with the defined benefit plan historically sponsored by the Parent Group

F-11 have been included in the Pre-Spin-off Period, since the defined benefit plan was transferred from the Parent Group to the Group as part of the Spin-off. Refer to Note 20 for a further description of net pension liabilities, which were assumed by the Group for those employees that were transferred as part of the Spin- off. Consolidation Subsequent to the Spin-off on July 1, 2019, the Group’s financial information is prepared on a consolidated basis, for which the consolidation policies are described below. The Group consolidates the assets, liabilities, income and expenses and cash flows of the subsidiaries which the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has:  Power over the investee (i.e existing rights that give it the current ability to direct the relevant activities of the investee),  Exposure, or rights, to variable returns from its involvement with the investee, and  The ability to use its power over the investee to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses and cash flows of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with the Group’s accounting policies. Intercompany transactions, balances and unrealized gains/losses on transactions between Group companies are eliminated upon consolidation. Use of estimates in financial statement presentation The preparation of Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affected the reported amounts of income, expenses, assets and liabilities, and the disclosures of contingent consideration liabilities, among others, at the date of the financial statements. The actual outcome may differ from the assumptions and estimates made. If such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. The areas involving higher degrees of judgment or complexity or where assumptions and estimates are significant to the Consolidated and Carve-out Financial Statements are disclosed in Note 4. Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer (“CEO”) has been identified as the Chief

F-12 Operating Decision Maker (“CODM”). The CODM reviews the operating results and operating plans of the Group and makes resource allocation decisions on a company-wide basis. Current versus non-current classification The Group presents assets and liabilities in the consolidated and carve-out statement of financial position based on current/non-current classification. An asset is current when it is: • Expected to be realized or intended to be sold or consumed in normal operating cycle, which is 12 months, • Held primarily for the purpose of trading, • Expected to be realized within 12 months after the reporting period, or • Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: • It is expected to be settled in normal operating cycle, which is 12 months, • It is held primarily for the purpose of trading, • It is due to be settled within 12 months after the reporting period, or • There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities, respectively. Foreign currency translation (a) Functional and presentation currency Items included in the Consolidated and Carve-out Financial Statements of the Group are measured using the currency of the primary economic environment in which the individual companies operate (the “functional currency”). The presentation currency of the Group is USD. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities denominated in foreign currencies are recognized through profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

F-13 (c) Group companies Assets and liabilities of Group companies that are using a functional currency different from the presentation currency of the Group are translated into the presentation currency using year-end exchange rates. Income and expenses and cash flows are translated at average exchange rates. When an average rate does not approximate the actual rate as of the date of the transaction for material one-off transactions, the actual rate is used. All resulting translation differences are recognized directly in other comprehensive income or loss (“OCI”). Upon divestment of a foreign entity, the identified cumulative currency translation difference related to that foreign entity is recognized through profit or loss as part of the gain or loss on divestment. Property, plant and equipment Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be reliably measured. All other repairs and maintenance costs are charged through profit or loss during the financial period in which they are incurred. Gain or loss on disposals is determined by comparing proceeds from disposal with the carrying amount and is included in profit or loss. Depreciation of property, plant and equipment is calculated using the straight-line method to allocate costs less residual values over the assets’ estimated useful lives, as follows: • Office Equipment: 4 years • Laboratory Equipment: 4 years • IT Equipment: 2.5 years The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date. Intangible assets Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally developed intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected through profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits provided by the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with

F-14 finite useful lives is recognized through profit or loss. Intangible assets with indefinite lives are not amortized but assessed for impairment annually. Research and development expenses R&D costs consist primarily of remuneration and other expenses related to R&D personnel expenses, costs associated with preclinical testing and clinical trials of product candidates, expenses for R&D services under collaboration agreements, outsourced R&D expenses and depreciation and amortization expenses. Expected but not yet invoiced R&D expenses are accrued if they relate to the current financial period. Research costs are expensed as incurred, as these expenses do not meet the criteria for capitalization. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate: • The technical feasibility of completing the intangible asset so that the asset will be available for use or sale, • Its intention to complete and its ability and intention to use or sell the asset, • How the asset will generate future economic benefits, • The availability of resources to complete the asset, and • The ability to measure reliably the expenditure during development. Amortization of capitalized intellectual property research and development (“IPR&D”) starts once the development is complete and the asset is available for use, which is usually the point in time at which marketing approval is granted by the relevant authority. Before that date, capitalized IPR&D is tested at least annually for impairment, irrespective of whether any indication of impairment exists. Business combinations, goodwill and asset acquisitions Business combinations are accounted for using the acquisition method. The cost of an acquisition is determined as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are included in general and administrative expenses based on their function. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments” (“IFRS 9”) is measured at fair value with changes in fair value recognized through profit or loss. If the contingent consideration is not within the scope of IFRS 9, it is measured in accordance with the appropriate standards under IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

F-15 Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, the gain is recognized through profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill is allocated to. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained. Asset acquisitions are acquisitions that do not qualify as business combinations under IFRS 3. IFRS 3 allows the use of an optional concentration test to determine if an acquisition is a business combination or an asset acquisition. Under the optional concentration test, the test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the assets acquired would not represent a business and no further analysis is required. Assets acquired in an asset acquisition are initially recognized, at the date of acquisition at cost. Costs directly attributable to the acquisition of such assets are included in the initial carrying amount. Contingent consideration in connection with the acquisition of assets, paid upon achievement of performance-related milestones and increasing the utility of the asset, is included in the carrying amount of the asset and the respective liability is recognized when the contingent consideration payment becomes probable. The Group does not recognize the liability at the date of acquisition if at that date it is not clear that there is an obligation before the uncertainty is resolved. Leases Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, unless the lease qualifies for one of the exclusions detailed below. On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. After the commencement date, the Group measures the lease liability using the effective interest rate method.

F-16 On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Payments associated with short-term leases (lease term of 12 months or less) and with leases of low- value assets are recognized on a straight-line basis as an expense in profit or loss. As of December 31, 2021, 2020 and 2019 the Group had leases of office space and car parking spaces. Refer to Note 27 for further information on the Group’s leases. Impairment of non-financial assets The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, excluding goodwill, are reviewed for possible reversal of previously recognized impairment at each reporting date. Financial assets The Group only has financial assets classified within the category “financial assets at amortized cost”. The classification at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group’s financial assets at amortized cost include receivables that are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are measured initially at their fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment. A financial asset is derecognized when: • the contractual rights to the cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

F-17 Impairment of financial assets The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. Cash and cash equivalents Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. This definition is also used for the purposes of the statement of cash flows. Current and deferred income tax Income tax expense for the period is comprised of current and deferred tax. Income tax is recognized through profit or loss, except to the extent that it relates to items recognized in OCI or directly in equity. In this case, the income tax is also recognized in OCI or directly in equity, as applicable. Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, no deferred tax assets or liabilities are recognized in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred offering costs Deferred offering costs consist principally of incremental legal and underwriting fees that are directly related to the Group’s IPO. There were no deferred offering costs capitalized as of December 31, 2019. Deferred offering costs capitalized as of December 31, 2020, amounted to USD 503 thousand and were included in other current assets (Note 16). As of April 2021, such costs have been offset against proceeds

F-18 from the IPO upon completion. No further offering costs have been deferred nor capitalized as of December 31, 2021. Financial liabilities The Group’s financial liabilities include trade and other payables, contingent consideration liabilities, and Convertible loans. The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Group’s accounting policy for each category is described below: Fair value through profit or loss (“FVTPL”) This category comprises contingent consideration liabilities and Convertible loans designated at FVTPL. They are recognized initially at fair value and subsequently remeasured to fair value at each reporting date with changes in the carrying value recognized in profit or loss. When a financial liability contains one or more embedded derivatives, the Group has elected to designate the entire hybrid contract at FVTPL. Other financial liabilities This category comprises, trade payables and other payables that are recognized initially at fair value net of directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis. The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired. Share capital Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Ordinary shares as well as preferred shares are classified as equity. Fair values Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: • In the principal market for the asset or liability, or • In the absence of a principal market, in the most advantageous market for the asset or liability. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

F-19 All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole: • Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities, • Level 2 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is directly or indirectly observable, or • Level 3 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable. The fair values of financial assets and liabilities at the reporting date are not materially different from their reported carrying values unless specifically mentioned in the notes to the Consolidated and Carve-out Financial Statements. Employee benefits (a) General Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non- monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group. (b) Net pension liabilities The cost of providing benefits under the defined benefit plan is determined using the Projected Unit Credit method. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest (not applicable to the Group) and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to accumulated losses through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognized through profit or loss on the earlier of: • The date of the plan amendment or curtailment, or • The date on which the Group recognizes related restructuring costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation as “employee expenses” (either within R&D expenses or within general and administrative expenses depending on their function) through profit or loss: • Service costs comprised of current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and • Net interest expense or income.

F-20 Equity-settled share-based payments The Group has offered equity-settled share-based payments to employees, board members, and certain external consultants providing services similar to those rendered by employees. These share-based payments are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments, less the acquisition cost to the beneficiary, if applicable, is expensed over the period in which the service and, where applicable, the other vesting conditions are fulfilled (the vesting period) based on the Group’s estimate of equity instruments that will eventually vest. The cost is recognized within R&D expenses or within general and administrative expenses depending on their function with a corresponding increase to equity (accumulated losses). The estimate of the number of awards which will vest is revised at each reporting date. The change in estimate will be recorded as expense (or credit) in profit or loss with a corresponding correction in equity. If a modification of a share-based payment transaction occurs and this modification increases the fair value of the equity instruments granted, the incremental fair value granted is included in the measurement of the amount recognized for the services received over the remainder of the vesting period. The incremental fair value is the difference between the fair value of the modified equity instrument and that of the original equity instrument; both values are estimated as at the modification date. An expense based on the incremental fair value is recognized in addition to any amount in respect of the original instrument, and the original amount is continued to be recognized over the remainder of the original vesting period. If the terms or conditions of the equity instruments granted are modified in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the services received shall continue to be accounted for as consideration for the equity instruments granted as if that modification had not occurred. 3. Application of new and revised International Financial Reporting Standards 3.1 New and amended Standards and Interpretations that are mandatorily effective for the current year (2021) For the current year, the Group has applied the following new and amended Standards and Interpretations: • Amendments to IFRS 16 “Covid-19-related Rent Concesions” (effective from annual period beginning on or after June 1, 2020) – no material impact. • Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform Phase 2” (effective from annual period beginning on January 1, 2021) – no material impact. 3.2 Standards and Interpretations in issue but not yet effective As of December 31, 2021, the Group has not adopted the following Standards that have been issued but are not yet effective. They will be effective on or after the dates described below.

F-21 The Group does not expect any significant impact from the new or amended Standards and Interpretations mentioned below: • Amendments to IFRS 16 “Covid-19-related Rent Concessions beyond 30 June 2021” (effective from annual period beginning on or after April 1, 2021) • Amendments to IFRS 17 “Insurance Contracts” (effective from annual period beginning on January 1, 2023) • Amendments to IAS 16 “Property, Plant and Equipment”: Proceeds before Intended Use (effective from annual period beginning on January 1, 2022) • Amendments to IFRS 3: Reference to the Conceptual Framework (effective from annual period beginning on January 1, 2022) • Amendments to IAS 37 “Onerous Contracts” –Costs of Fulfilling a Contract (effective from annual period beginning on January 1, 2022) • IFRS 9 “Financial Instruments” – Fees in the ’10 per cent’ test for derecognition of financial liabilities (effective from annual period beginning on January 1, 2022) • Amendment of Illustrative example 13 of IFRS 16 (effective from annual period beginning on January 1, 2022) • IFRS 1 “First-time Adoption of International Financial Reporting Standards” – Subsidiary as a first- time adopter (effective from annual period beginning on January 1, 2022) • IAS 41 “Agriculture” – Taxation in fair value measurements (effective from annual period beginning on January 1, 2022) • Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from annual period beginning on January 1, 2023) • Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective from annual period beginning on January 1, 2023) • Amendments to IAS 8 Accounting Estimates and Errors: Definition of Accounting Estimates (effective from annual period beginning on January 1, 2023) • Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from annual period beginning on January 1, 2023) None of the Standards and Interpretations mentioned above will be applied before their effective date. 4. Summary of critical accounting judgments and key sources of estimation uncertainty The preparation of the Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and assumptions that have the most significant effect on the amounts recognized in the Consolidated and Carve-out Financial Statements are described below.

F-22 4.1 Critical accounting judgments Going concern The Group has a limited operating history and has experienced net losses and significant cash used in operating activities since the inception of the Group. For the year ended December 31, 2021, the Group had a net loss of USD 87,009 thousand (2020: USD 59,943 thousand) (2019: USD 23,481 thousand) and net cash used in operating activities of USD 72,139 thousand (2020: USD 38,212 thousand) (2019: USD 14,897 thousand). Management expects the Group to continue to incur net losses and have significant cash outflows for at least the next 12 months. Upon the completion of the Group’s IPO, the Group received net proceeds of USD 143,861 thousand which were partially used to advance the Apraglutide program, business development activities and cover operating expenses and capital expenditures. With a remainder of USD 102,707 thousand (2020: USD 40,172 thousand) (2019: USD 19,813 thousand) in cash as of December 31, 2021, the board of directors of the Company is of the opinion that this cash position, together with the funds from Kreos Loan and AKP agreements (Note 30), signed in March 2022 is sufficient to continue operating through the next 12 months and meet the Group's ongoing operating requirements, recurring expenses, required capital expenditures and acquisition opportunities as they arises. 4.2 Key sources of estimation uncertainty Convertible loans containing embedded derivatives Convertible loans are initially recognized at fair value at the date the contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting difference in the fair value is recognized through profit or loss. When the contract contains one or more embedded derivatives, the Group designates the entire hybrid contract at FVTPL. On December 23, 2019, the Company issued Convertible loans to certain shareholders, as lenders (collectively, the “Lenders”), providing for USD 20,000 thousand subordinated loans in aggregate (the “Convertible loans”) with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the Convertible loans were converted or mature, of which USD 17,069 thousand was received in cash and recognized as a financial liability as of December 31, 2019. During January 2020, the Company received the remaining USD 2,931 thousand in cash. Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that required the Company either to make a cash payment or mandatorily convert the Convertible loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:  Change of control (cash payment);  Maturity (cash payment upon demand by the Lenders);  Qualified financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price). The initial fair value of the instrument was calculated using a weighted average percentage probability of the three possible scenarios above based on their expected discounted future cash flows (for the Change of control and Maturity scenarios) and expected conversion value (for the Qualified financing event). The

F-23 Group used judgment to estimate the probability of the three future outcomes, including key inputs to the valuation exercise such as: the conversion price, the change of control price, Company’s share price, discount rate, and timing of occurrence. The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90%, with the balance of probability allocated to a change of control and redemption at maturity. The inputs into the fair value calculations of the Convertible loans are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs. At the completion of the First Tranche that occurred on September 11, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible loans was remeasured assuming the probability of securing Series A2 financing of 100% and using the fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing. Upon conversion, the Convertible loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity. Refer to Note 24 for further information on the Convertible loans. Net pension liabilities The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 20. As of December 31, 2021, the underfunding amounted to USD 3,190 thousand (2020: USD 3,557 thousand) (2019: USD 1,983 thousand). Using other basis for the calculations could have led to different results. Share-based payments Following the Spin-off, the Company offered to certain directors, executive officers, employees and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans. These beneficiaries could choose between grant of (i) options to purchase registered ordinary shares of the Company (“Share Option Plan”), (ii) entitlements to registered ordinary shares of the Company (“Restricted Share Unit Plan” or “RSU Plan”) (together with the Share Option Plan, the “2019 Equity Incentive Plan”), or (iii) purchasing restricted ordinary shares under the 2019 restricted share purchase agreement (“2019 RSPA”) at their nominal value of CHF 0.05 per restricted share. The awards granted under the 2019 Equity Incentive Plan and 2019 RSPA vest according to their vesting schedules and terms specified in the respective agreements. On August 29, 2020, the Company’s board of directors approved an increase to the options available for grant consisting of 2,820,000 registered ordinary shares of the Company for the First Tranche and 1,060,000 registered ordinary shares of the Company for the Second Tranche. Further, on the same date and on September 24, 2020, the board of directors enacted a revised equity incentive plan (“2020 Equity Incentive Plan”), and the 2020 restricted share purchase agreement (the “2020 RSPA”) in connection with Series A2 financing. Under the 2020 Equity Incentive Plan, share options and RSUs were granted, all of

F-24 which will be equity-settled, and under the 2020 RSPA restricted ordinary shares were sold at their nominal value of CHF 0.05 per share to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions. On March 31, 2021, the Company’s board of directors introduced a new equity incentive plan (“2021 Equity Incentive Plan”) and approved an increase to the options available for grant consisting of 6,760,000 registered ordinary shares of the Company. Under the 2021 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions. The options under this plan have strike prices of USD 4.80, 4.91, 7,73 and 11.66 The 2021 Equity Incentive Plan, 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described above are measured at fair value at their respective grant dates. The Company used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, the Company used the share price as the fair value of the underlying equity instrument on the grant date based on the fair value of Company’s ordinary share at the forward value and estimated discount factor. For the share options, the Company used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per Company’s ordinary share at the forward value, exercise price, volatility and duration. The 2021 Equity Incentive Plan was introduced following the Group’s IPO. Therefore, the fair value of the granted instruments was estimated applying the valuation methodologies described above but using the quoted price per share of the Company as an input. In the second half of 2020, the Company calculated the fair value of the ordinary shares in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. The Company used a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of the Company’s ordinary share based upon an analysis of the Company’s future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares. The PWERM analysis was performed for the following scenarios (the probabilities for each scenario vary depending on the grant date): IPO, merger/acquisition (“M&A”), and dissolution. The M&A scenario was further split in four scenarios, depending on the statistical measure for the valuation multiple considered: average, median, maximum and minimum multiple. For all of the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability- weighted ordinary share value was calculated, based on the probability assigned to each scenario. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most recent share price valuation as an input to the determination of share-based payment.

F-25 In 2019 and the first half of 2020, the fair value of the Company’s ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections of the Group. An expense of USD 24,896 thousand related to these instruments was recognized in profit and loss (2020: USD 5,445 thousand) (2019: USD 1,577 thousand), with USD 7,711 thousand recognized within research and development expenses (2020: USD 1,243 thousand) (2019: USD 277 thousand) and USD 17,185 thousand (2020: USD 4,202 thousand) (2019: USD 1,300 thousand) recognized within general and administrative expenses with a corresponding credit to equity (accumulated losses). For further details, refer to Note 11. Contingent consideration liabilities On September 30, 2018, the Parent Group acquired 100% of the shares of GlyPharma from a third party, which was subject to contingent consideration depending on whether future milestones would be met. Contingent consideration is a financial liability and is measured at fair value with changes in fair value recognized through profit or loss. The fair value of the contingent consideration liabilities has been assessed based on the contractual milestone payments remaining and the estimated probability of success. In 2021, the Group recognized revaluation gains of USD 6,869 thousand (2020: losses of USD 12,938 thousand) (2019: losses of USD 1,991 thousand) within research and development expenses to reflect the changes in the fair value of contingent consideration liabilities during the year. With the completion of the IPO in April 2021, the second condition for payment of the contingent consideration had been met and consequently, the full amount of USD 20,000 thousand (2020: USD 19,140 thousand) (2019: USD 6,202 thousand) has been paid in full in November 2021. Refer to Note 19 for additional information on the contingent consideration liabilities. Assessment of the Asset Acquisition and Contingent Consideration Comet acquisition of assets has been assessed applying the optional concentration test described above. Management had to apply judgment in identifying the assets acquired, their relative fair value, the fair value of the contingent consideration included in the transaction taken into account for the purpose of the concentration test, the uncertainty surrounding such contingent consideration and if the “substantially all” criterion has been met, based on the previous elements. Management has assessed the probability of achievement of the milestones attached to the variable payments included in the asset acquisition agreement as low, thus no liability for such variable payments was recognized as of the date of acquisition. Refer to Note 6 for additional information on Comet acquisition. Impairment for intangible assets The Group reviews, at least on annual basis, the recoverable amount of the intangible assets and goodwill described in Note 14. Such recoverable amount is the higher of the fair value less costs of disposal and the value in use . For the purposes of the determination of the value in use, the Company estimates the present value of the future cash flows expected, which include among other aspects:

F-26  Estimates and assumptions about the future cash flows that the Group expects to obtain from the cash generating units.  Expectations about possible variations in the amount or timing of those future cash flows.  The time value of money represented by the current market risk-free rate of interest.  The price for bearing the uncertainty inherent in the cash generating units.  Other factors, such as illiquidity, that market participants would reflect in pricing the expected future cash flows. Refer to Note 14 for more details about methodology and assumptions used in estimating the net recoverable amounts. With respect to the other non-financial assets, the Group assesses their recoverable amounts if there are impairment indicators. 5. Segment information The Group has only one business segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational and internal reporting structure. The Group currently operates in Switzerland, Canada, and the United States. The Group’s non-current assets not classified as a financial asset amounted to USD 23,601 thousand (2020: USD 1,188 thousand) (2019: USD 1,320 thousand), USD 0 thousand (2020: USD 21,758 thousand) (2019: USD 21,329 thousand) and USD 2,788 thousand (2020: none) (2019: none) and are located in Switzerland, Canada and in the United States, respectively. 6. Acquisitions On September 9, 2021, the Group acquired 100% of the issued share capital of Comet Therapeutics Inc., a pharmaceutical company based in the United States of America. This transaction has been accounted for as an asset acquisition as the optional concentration test under IFRS 3 has been met. The purchase consideration was paid in equity and in cash at the acquisition date. Equity consideration represents the number of ordinary shares of the Company rounded down to the nearest whole number, equal to the quotient of USD 1,500 thousand divided by the Company’s weighted average of the closing sale prices for the thirty full consecutive trading days ending on and including the second business day prior to the acquisition (Note 18). Cash consideration paid was USD 500 thousand. The Company has measured the group of assets and liabilities acquired based on their fair value at the date of the transaction allocating the purchase consideration of the group of assets and liabilities to the individual identifiable assets and liabilities acquired on the basis of their relative fair value at the date of purchase. Details of the purchase consideration and the net identifiable assets acquired are as follows:

F-27 Total net identifiable assets acquired In thousands of USD As of September 9, 2021 Product intangibles: not available for use ..................................................... 2,788 Cash and cash equivalents .......................................................................... 266 Other liabilities ............................................................................................. (142) Net identifiable assets ............................................................................... 2,912 Total consideration paid for asset acquisitions In thousands of USD As of September 9, 2021 Fair value of common shares issued ............................................................ 1,448 Transaction costs ........................................................................................ 964 Cash ........................................................................................................... 500 Contingent consideration (Note 29) …………………………………………………………. — Total consideration.................................................................................... 2,912 Cash flows from asset acquisitions In thousands of USD As of September 9, 2021 Cash consideration paid .............................................................................. 1,463 Cash in acquired company .......................................................................... (266) Total consideration .................................................................................... 1,197 Acquisition-related costs of USD 964 thousand that were directly attributable to the acquisition have been capitalized and included as cash consideration paid in the table above. There were no acquisitions in the years ending 31 December 2020 and 2019.

7. Research and development expenses

In thousands of USD	For the year ended December 31, 2021	2020	2019
Employee expenses	14,374	5,398	2,406
Services expenses [(i)]	31,236	15,855	6,162
Material expenses [(i)]	3,776	3,368	2,017
License and IP expenses [(ii)]	557	24	53
Consulting expenses [(iii)]	6,921	5,280	3,287
Change in contingent consideration liabilities (Note 19)	(6,870)	12,938	1,991
Depreciation and amortization expenses	186	172	64
Total	50,180	43,035	15,980

(i) Services and material expenses include services from third parties.

(ii) License and intellectual property ("IP") expenses mainly include legal cost in relation to IP.

(iii) Consulting expenses include services of the scientific advisory and consultants who are not directly employed by the Group.

8. General and administrative expenses

In thousands of USD	For the year ended December 31, 2021	2020	2019
Employee expenses	23,569	8,496	4,674
Professional services expenses [(i)]	9,447	3,902	1,851
Travel and meeting expenses	368	304	881
Facility expenses	106	103	105
Insurance and other charges expenses	10	5	15
Employee recruitment expenses	811	367	298
IT maintenance and support expenses	1,345	822	387
Capital tax and other non-income tax expenses	612	109	14
Depreciation and amortization expenses	117	98	88
Office and other administrative expenses	151	20	22
Total	36,536	14,226	8,335

(i) Professional services expenses mainly include legal, accounting and other consulting expenses.

F-28

9. Financial income and expense

In thousands of USD	For the year ended December 31, 2021	2020	2019
Interest income	—	1	15
Financial income	—	1	15
Interest expense on lease liabilities	—	(2)	(2)
Interest expense on Convertible loans	—	(513)	(17)
Other interest expenses and bank charges	(36)	(39)	(31)
Changes in fair value of Convertible loans	—	(564)	—
Financial expense	(36)	(1,118)	(50)
Foreign exchange differences, net	(193)	(1,565)	869

10. Income taxes

10.1 Income tax recognized through profit or loss

The Group has presence in different countries and is therefore subject to different income and expense items that are non-taxable and/or are taxed at different rates in those tax jurisdictions, based on the pre-tax income of each subsidiary.

The following table provides a reconciliation between income tax expense recognized for the period and the tax calculated by applying the applicable tax rates on accounting loss. The income tax expense of USD 64 thousand relates to current income taxes.

In thousands of USD	For the year ended December 31, 2021	2020	2019
Loss before income taxes	(86,945)	(59,943)	(23,481)
Income tax calculated at 13.04%	11,338	7,817	3,062
Unrecognized deferred tax assets during the year	(10,053)	(7,743)	(2,644)
Effect of expenses not deductible	(2,229)	(74)	(592)
Effect of income not taxable	1,008	—	—
Other	—	—	174
Total income tax expense recognized in profit or loss	64	—	—

The applicable tax rate of the Group is 13.04% and was determined using the domestic tax rate of the Company, which is the statutory tax rate in Basel, Canton of Basel-Stadt, Switzerland.

10.2 Income tax recognized in other comprehensive loss or equity

No income tax was recognized in relation to the items recognized through other comprehensive loss or equity.

F-29

F-30 10.3 Deferred tax balances The balance comprises temporary differences attributable to the following: As of December 31, In thousands of USD 2021 2020 2019 Deferred tax assets: Tax loss carryforwards ............................................................................................. 7 7778772,919 2,986 2,782 Total deferred tax assets ............................................................................................. 7 2,986 2,782 Deferred tax liabilities: Other ............................................................................................. (7) (254) (103) Intangible asset GlyPharma ............................................................................................. — (2,732) (2,679) Total deferred tax liabilities ............................................................................................. (7) (2,986) (2,782) Net deferred taxes assets ............................................................................................. — — — The Group has not recognized deductible temporary differences and the tax loss carryforward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The gross value of unused tax losses will expire as follows: As of December 31, In thousands of USD 2021 2020 2019 Within one year .................................................................................................. — — — Later than one year and not later than five years .................................................................................................. (18,664) — — More than five years .................................................................................................. (120,483) (40,300) (19,410) Unlimited .................................................................................................. (14,844)( (19,079) (1,455) Total .................................................................................................. (153,991) (157,408) (59,379) (20,865) Pre-tax losses were predominantly incurred in Switzerland. Unrecognized tax-deductible temporary differences amount to USD 10,919 thousand (2020: USD 3,557 thousand) (2019: USD 1,983 thousand). 11. Share-based payments As disclosed in Note 4, following the Spin-off, the Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or RSUs. 11.1 Restricted shares Following the Spin-off, the Company granted restricted shares to certain directors, executive officers, employees and external consultants for services provided to the Group. These beneficiaries received a right to purchase restricted ordinary shares for a purchase price at grant date set at the nominal value of

F-31 CHF 0.05 (USD 0.05) per share. The cost of equity-settled transactions is determined by reference to the difference between the fair value of the restricted ordinary shares at the grant date and the acquisition price. The restricted shares under the 2019 RSPA generally vest in quarterly increments over a four-year period and restricted shares under the 2020 RSPA generally vest in monthly increments over three-year or four- year period, depending on the terms and conditions of the individual agreements. However, for certain beneficiaries, the restricted shares partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two-year to three-year period thereafter. The cost is expensed over the vesting period. No restricted shares were granted during 2021. During 2020, 2,536,600 restricted shares (2019: 362,000 restricted shares) were granted at an average fair value of USD 4.47 (2019: USD 5.65 per share), of which none were forfeited during the period (2019: 1,875 shares were forfeited by one beneficiary who did not meet the service condition and were repurchased by the Company at the nominal value of CHF 0.05 (USD 0.05) per share). The total expense of USD 5,311 thousand was recognized during 2021 (2020: USD 4,495 thousand) (2019: USD 497 thousand), of which USD 1,419 thousand within research and development expense (2020: USD 955 thousand) (2019: USD 160 thousand) and USD 3,892 thousand was recognized within general and administrative expenses (2020: USD 3,540 thousand) (2019: USD 337 thousand), with a corresponding credit to equity (accumulated losses). 11.2 Share options Following the Spin-off, the Company granted share options to certain directors, executive officers, employees, and external consultants for services provided to the Group. The share options have an average exercise price of CHF 5.83 (USD 5.83) (2020: exercise price of CHF 0.05 (USD 0.05)), which is below the estimated fair value of the Company’s share price on each of the grant dates. Share options have a contractual term of 10 years. The grant-date fair value is recognized as expense over the vesting period. Share options granted under the 2019 Equity Incentive Plan generally vest in quarterly increments over a four-year period and share options granted under the 2021 and 2020 Equity Incentive Plan generally vest in monthly installments over a three or four-year period. However, for certain beneficiaries, the share options either: 1) partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two to three-year period thereafter; or 2) vest within a year from the grant date. During 2021, a total of 2,598,400 share options were granted (2020: 1,193,400 share options) (2019: 501,000 share options). In December 2019, the Company began conversations with several employees as to whether they would be interested in changing their awards from share options to restricted ordinary shares. In January 2020, four employees decided to exchange their share options for restricted ordinary shares, which vest according to the same vesting schedule as included in the relevant share option agreement. All of the underlying share options totaling 431,000 were replaced with restricted ordinary shares. The fair value of the modified instruments was slightly lower than the fair value of the original instruments, both estimated as of the modification date. Therefore, the Company continued to measure the services received based on the grant date fair value of the original instruments The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome. The following tables list the inputs to the model used for the three plans for the years ended 31 December 2021, 2020 and 2019, respectively. The weighted-average assumptions used in estimating the fair value of share options with service conditions granted in 2021, 2020 and 2019 were as follows:

	For the year ended December 31,		
	2021	2020	2019
Fair value per share	11.78	4.80	5.70
Exercise price	4.90	0.05	0.05
Volatility	65,53%	59.74%	61.47%
Duration	10 years	10 years	10 years

A summary of share option activity for the periods following the Spin-off is presented below.

	2021	
	Average exercise price (USD) per share option	Number of options
Options as of January 1, 2021	0.05	1,252,900
Granted during the year	4.90	2,598,400
Exercised during the year	-	-
Replaced with restricted ordinary shares during the year	-	-
Forfeited during the year	0.05	(3,500)
Outstanding at December 31, 2021	3.32	3,847,800
Vested as of December 31, 2021..	3.31	489,715
Exercisable at December 31, 2021..	3.31	489,715

	2020	
	Average exercise price (USD) per share option	Number of Options
Options as of January 1, 2020	0.05	501,000
Granted during the year	0.05	1,193,400
Exercised during the year	—	—
Replaced with restricted ordinary shares during the year	0.05	(431,000)
Forfeited during the year	0.05	(10,500)
Outstanding at December 31, 2020	0.05	1,252,900
Vested as of December 31, 2020	0.05	29,250
Exercisable at December 31, 2020	0.05	29,250

F-32

F-33 2019 Average exercise price (USD) per share option Number of Options Options as of July 1, 2019 — — Granted during the year ................................................................................................................. 0.05 501,000 Exercised during the year ................................................................................................................. — — Forfeited during the year ................................................................................................................. — — Outstanding at December 31, 2019 ................................................................................................................. 0.05 501,000 Vested as of December 31, 2019 ................................................................................................................. 0.05 53,375 Exercisable at December 31, 2019 ................................................................................................................. 0.05 53,375 Share options outstanding at the end of the respective periods have the following expiry dates and exercise prices: Grant date Expiry date Exercise price (CHF) Share options at December 31, 2021 August 31, 2019 August 31, 2029 0.05 46,000 October 1, 2019 October 1, 2029 0.05 10,000 February 29, 2020 February 29, 2030 0.05 6,000 September 30, 2020 September 30, 2030 0.05 1,187,400 January 31, 2021 January 31, 2031 0.05 5,000 February 28, 2021 February 28, 2031 0.05 40,000 March 31, 2021 March 31, 2031 0.05 60,000 April 30, 2021 April 30, 2031 4.80 1,784,800 May 31, 2021 May 31, 2031 4.80 428,600 June 30, 2021 June 30, 2031 11.66 40,000 September 30, 2021 September 30, 2031 7.73 160,000 September 30, 2021 September 30, 2031 4.80 40,000 December 31, 2021 December 31, 2031 4.91 40,000 Total 3,847,800 Weighted average fair value of options granted during the year (in USD) 11.78 Weighted average remaining contractual life of options outstanding at end of period (in years) 9.17

F-34 Grant date Expiry date Exercise price (CHF) Share options at December 31, 2020 August 31, 2019 August 31, 2029 0.05 49,500 October 1, 2019 October 1, 2029 0.05 10,000 February 29, 2020 February 29, 2030 0.05 6,000 September 30, 2020 September 30, 2030 0.05 1,187,400 Total 1,252,900 Weighted average fair value of options granted during the year (in USD) 4.29 Weighted average remaining contractual life of options outstanding at end of period (in years) 9.74 Grant date Expiry date Exercise price (CHF) Share options at December 31, 2019 August 31, 2019 August 31, 2029 0.05 487,000 September 1, 2019 September 1, 2029 0.05 4,000 October 1, 2019 September 1, 2029 0.05 10,000 Total 501,000 Weighted average fair value of options granted during the year (in USD) 5.65 Weighted average remaining contractual life of options outstanding at end of period (in years) 9.67 The total expense of USD 16,347 thousand for the share options was recognized during 2021 (2020: USD 823 thousand) (2019: USD 985 thousand), of which USD 5,720 thousand within research and development expense (2020: USD 280 thousand) (2019: USD 117 thousand) and USD 10,627 thousand was recognized within general and administrative expenses (2020: USD 543 thousand) (2019: USD 868 thousand), with a corresponding credit to equity (accumulated losses). 11.3 Restricted share units Following the Spin-off, the Company granted RSUs to certain executive officers, employees, and external consultants for services provided to the Group, which are subject to vesting conditions and expiry clauses. RSUs granted have a service vesting condition, which is subject to the occurrence of a liquidity event for vesting to occur. Such liquidity event has been fulfilled as of April 9, 2021 and, as such the corresponding number of restricted share units have been granted according to the vesting schedules. The RSUs vest in quarterly increments over a three or four-year period. The RSUs expire on the tenth anniversary of the grant date (or where the service condition is not satisfied on the date of termination of

F-35 service). RSUs grant the beneficiary the right to automatically receive one registered ordinary share of the Company upon fulfillment of the vesting conditions. The grant-date fair value is recognized as expense over the vesting period. During 2021, 486,000 RSUs were granted (2020: 210,000 RSUs) (2019: 74,000 RSUs). Also, during 2021, 56,000 RSUs were forfeited by one beneficiary who did not meet the service condition (2020: 49,500 RSUs were forfeited) (2019: no RSUs were forfeited). 2021 Restricted share units Weighted- average grant-date fair value RSUs as of January 1, 2021 234,500 4.60 Granted during the year ................................................................................................................. 486,000 15.00 Vested ................................................................................................................. (115,531) 8.54 Forfeited during the year……………………………………………………….. (56,000) 15.55 Non-vested RSUs at December 31, 2021 ................................................................................................................. 548,969 11.86 2020 Restricted share units Weighted- average grant-date fair value RSUs as of January 1, 2020 74,000 5.70 Granted during the year ................................................................................................................. 210,000 4.50 Vested or expected to vest ................................................................................................................. — — Forfeited during the year ................................................................................................................. (49,500) 5.70 Non-vested RSUs at December 31, 2020 ................................................................................................................. 234,500 1 4.60 2019 Share units Weighted- average grant-date fair value RSUs as of July 1, 2019 — — Granted during the year ................................................................................................................. 74,000 5.70 Vested or expected to vest ................................................................................................................. — — Forfeited during the year ................................................................................................................. — — Non-vested RSUs at December 31, 2019 ................................................................................................................. 74,000 5.70 The RSUs include a net settlement feature under which the Company withholds shares in order to settle the employee´s tax obligations.

F-36 The Group is equity-settling the RSUs on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. During 2021, 59,901 RSUs were equity-settled and an amount of USD 145 was withheld and paid to the tax authority (2020: no RSUs were equity-settled) (2019: no RSUs were equity-settled). The total expense of USD 3,238 thousand for the RSUs was recognized during 2021 (2020: USD 127 thousand) (2019: USD 95 thousand), of which USD 571 thousand was recognized within research and development expense (2020: 8) (2019: none) and USD 2,667 thousand within general and administrative expenses (2020: USD 119 thousand) (2019: USD 95 thousand), with a corresponding credit to equity (accumulated losses). 11.4 Impact of Spin-off from the Parent Group During April 2019, THAG established an incentive plan for its employees comprised of share options, restricted shares, and RSUs of THAG, hereafter the 2019 THAG Equity Incentive Plan. Expense allocations for share-based compensation provided by THAG have been made for officers and other shared employees that supported the Apraglutide Business. The amount recognized in general and administrative expenses prior to the Spin-off date was USD 360 thousand. The offset to this expense was recognized in Net parent investment. Refer to Note 26.3 for further details on related party transactions with the Parent Group. 12. Loss per share The following summarizes basic and diluted loss per share for the period: In thousands of USD, except per share data For the year ended December 31, 2021 2020 2019 Net loss attributable to ordinary shareholders ............................................................................................................... (87,009) (59,943) (23,481) Weighted average number of ordinary shares issued and outstanding 26,957,258 9,599,704 9,425,578 Basic and diluted loss per share (in USD) ............................................................................................................... (3.23) (6.24) (2.49) For the years ended December 31, 2021, 2020 and 2019, basic loss per share was calculated based on the weighted average number of ordinary shares issued and outstanding and excluded non-vested shares granted in connection with the share-based payments (Note 11). Such shares are included in the weighted average number of ordinary shares as entitlement to them vests (conditional on continued employment and in the case of the RSUs, the occurrence of a liquidity event). As of December 31, 2021, the Group had 1,338,916 granted but not vested ordinary shares granted in connection with share-based payments (2020: 2,497,778 granted but not vested ordinary shares) (2019: 345,125 granted but not vested ordinary shares). As of December 31, 2021, the Group had 31,484 RSUs not issued but vested in connection with share-based payments (2020 and 2019: none), these RSUs have been included in the determination of basic and diluted loss per share.

F-37 When calculating basic loss per share for the year ended December 31, 2019, the denominator for the period prior to the Spin-off included the number of shares distributed in the Spin-off (i.e., as if the Spin-off occurred prior to or as of January 1, 2019). As the Group did not generate any profits for the years ended December 31, 2021, 2020 and 2019, the effect of non-vested shares (Note 11.1), non-vested share options (Note 11.2), and non-vested RSUs (Note 11.3) is anti-dilutive.

F-38 13. Property, plant and equipment In thousands of USD Office Equipment IT Equipment Total COST Balance as of January 1, 2019 — 4 4 Contributions from the Parent Group ........... 79 119 198 Additions ........................................................ — 56 56 Retirements ..................................................... — (4) (4) Balance as of December 31, 2019 79 175 254 Additions.......................................................... 27 66 93 Retirements ..................................................... — (38) (38) Foreign exchange difference ......................... 8 17 25 Balance as of December 31, 2020 114 220 334 Additions.......................................................... — 57 57 Retirements ..................................................... — — — Foreign exchange difference ......................... (4) (8) (12) Balance as of December 31, 2021 110 269 379 ACCUMULATED DEPRECIATION Balance as of January 1, 2019 .................. — 2 2 Retirements ..................................................... — (2) (2) Depreciation expense .................................... 16 45 61 Foreign exchange difference ......................... — 1 1 Balance as of December 31, 2019............. 16 46 62 Retirements..................................................... — (38) (38) Depreciation expense .................................... 32 92 124 Foreign exchange difference ......................... 3 10 13 Balance as of December 31, 2020............. 51 110 161 Retirements……………………………………. — — — Depreciation expense……………………… 42 127 169 Foreign exchange difference………………… (1) (1) (2) Balance as of December 31, 2021 92 236 328 CARRYING AMOUNT as of December 31, 2019 ............................ 63 129 192 as of December 31, 2020 ............................ 63 110 173 as of December 31, 2021 ............................ 18 33 51

14. Goodwill and intangible assets

In thousands of USD	Goodwill	Intangible assets		Total
		Apraglutide	Comet Platform	
COST				
Balance as of January 1, 2019	842	20,324	-	21,166
Additions	-	-	-	-
Retirements	-	-	-	-
Foreign exchange difference	41	1,005	-	1,046
Balance as of December 31, 2019	883	21,329	-	22,212
Additions	-	-	-	-
Retirements	-	-	-	-
Foreign exchange difference	18	429	-	447
Balance as of December 31, 2020	901	21,758	-	22,659
Additions	-	-	2,788	2,788
Retirements	-	-	-	-
Foreign exchange difference	24	576	-	600
Balance as of December 31, 2021	925	22,334	2,788	26,047

As of December 31, 2021, the Group had intangible assets of USD 25,122 thousand (December 31, 2020: USD 21,758 thousand) (December 31, 2019: USD 21,329 thousand).

Intangible asset of USD 22,334 thousand relates to the acquisition value of the product in development "Apraglutide" that was acquired during the GlyPharma business combination in September 2018. The difference between the fair values of the asset acquired and liabilities assumed, and the purchase price comprises the value of expected synergies arising from the acquisition, which were recorded as goodwill.

Intangible asset (in process research and development) of USD 2,788 thousand relates to the acquisition of Comet Therapeutics Inc. in September 2021 which qualified as an asset acquisition (Note 6).

The intangible assets have not been amortized because they were not yet available for use and were, therefore, subject to an annual impairment test. Management has implemented an annual procedure to identify potential impairment of the intangible assets acquired and goodwill allocated to its CGUs, represented by the Apraglutide unit and by Comet. The recoverable amounts of the two CGUs were determined based on the value-in-use, which requires the use of assumptions and estimates.

As of December 31, 2021, the recoverable amount of the Apraglutide CGU, was calculated using cash flow projections based on the business plan approved by management for an 18-year period, because the first year of sales was estimated to be 2026 and the peak year of sales to be 2028 (in both the US and EU), and the intangible asset has a finite useful life limited by the exclusivity provided by the patent (IP or Orphan Drug protection). Management determined that specific hypotheses must be made to each period in the model depending on the date of product commercialization and the timeline for the exclusivity period by geographical region. The information below sets out the key assumptions (and growth rate ranges, if

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F-40 applicable) used for the cash flow projections to estimate the value in use. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.  Penetration rates (over 70% from the peak sales onwards) (2020: over 70%) (2019: over 70%)  Market share (40%-50% from the peak sales onwards) (2020: 40%-50%) (2019: 47.5%-50%)  Price of the product (CAGR of 1,8% to 3% depending on the region) (2020: 1.7% to 3%) (2019: 0% to 2.7%)  Probability of success (56% for Apraglutide and 20% for aGvHD) (2020: 55.9%) (2019: 20%)  License expiration date by market (year 2034 in the US and year 2037 in the EU) (2020: 2033 and 2037-2038 respectively) (2019: 2033 and 2037, respectively)  Discount rate (16,4%) estimated based on considering cost of equity and debt (2020:16%) (2019:16%). As of December 31, 2021, the recoverable amount of the Apraglutide CGU significantly exceeded the carrying value. The Company has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount. As of December 31, 2021, the recoverable amount of the Comet Platform, the Group’s second CGU, was calculated using cash flow projections based on a business plan approved by management for an 18- year period, because the first year of sales was estimated to be 2027 and the peak year of sales to be 2037 and the intangible asset has a finite useful life limited by the exclusivity provided by the patent. The significant assumptions used to estimate the value of the intangible assets included discount rates and certain other assumptions that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions. The information below sets out the key assumptions used for the cash flow projections to estimate fair value. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.  Penetration rates (over 25% from the peak sales onwards)  Price of the product (CAGR of 2%)  Probability of success (6.2%)  Loss of exclusivity date (year 2037)  Discount rate (28,7%) estimated based on considering cost of equity and debt As of December 31, 2021, the recoverable amount of the Comet CGU significantly exceeded the carrying value. The Company has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.

F-41 15. Other current receivables As of December 31, In thousands of USD 2021 2020 2019 VAT receivables……………………………………………………………. 771 943 243 Receivables from employees…………………………………………... — 20 — Other receivables……………………………………………………….. 6 — 9 Total…………………………………………………………………………… 777 963 252 16. Other current assets As of December 31, In thousands of USD 2021 2020 2019 Prepaid expenses 6,593 5,910 1,106 Deferred offering costs — 503 — Current financial assets (i) 4 4 12 Total 6,597 6,417 1,118 ______________ (i) Refer to Note 25. 17. Cash and cash equivalents As of December 31, In thousands of USD 2021 2020 2019 Bank deposits in USD 100,315 39,014 17,238 Bank deposits in EUR 1,474 169 — Bank deposits in CHF 188 791 2,343 Bank deposits in CAD 730 198 232 Total 102,707 40,172 19,813

18. Share capital

	Number of issued and outstanding shares						Nominal value of shares		
	Ordinary shares			Preferred shares			(in thousands of USD)		
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Balance at beginning of year	13,042,080	9,785,080	—	13,753,612	—	—	1,408	492	—
Issuance of ordinary shares	23,593,633	3,257,000	9,785,080	(13,753,612)	—	—	527	175	492
Issuance of preferred shares	—	—	—	—	13,753,612	—	—	741	—
Balance at the end of the year	36,635,713	13,042,080	9,785,080	—	13,753,612	—	1,935	1,408	492
Treasury shares	(662,374)	(722,275)	(1,875)	—	—	—	(35)	(38)	—
Total balance at end of the year	35,973,339	12,319,805	9,783,205	—	13,753,612	—	1,900	1,370	492

18.1 Issued share capital

As of December 31, 2021, the issued share capital amounted to CHF 1,831,786 (USD: 1,900 thousand) (2020: CHF 1,339,784.60 (USD: 1,370 thousand)) (2019: CHF 489,254.00 (USD: 492 thousand)), consisting of 36,033,240 outstanding ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share (2020: 12,319,805 outstanding ordinary shares) (2019: 9,783,205 outstanding ordinary shares), no outstanding preferred shares (2020: 13,753,612 Series A preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share) (no preferred shares were outstanding in 2019) and 662,374 ordinary shares held in treasury (2020: 722,275 ordinary shares) (2019: 1,875 ordinary shares). Except for the treasury shares, all of these shares have the same voting rights.

As of December 31, 2020, there were two classes of shares – ordinary shares and Series A preferred shares, consisting of Series A1 preferred shares and Series A2 preferred shares depending on the issue price paid. These Series A preferred shares carried non-cumulative preferred dividend rights in the amount of 6% of the issue price paid per Series A preferred share per annum, if the Company resolved on paying a dividend, as well as liquidation preference (i.e. preferred rights with respect to liquidation proceeds) in an amount equal to the greater of (i) the issue price paid per Series A preferred share, or (ii) such amounts as would have been payable had all Series A preferred shares been converted into ordinary shares in the event of a liquidation, dissolution, winding up or sale of the Company. The difference between ordinary shares and Series A preferred shares was that ordinary shares have no such preferred rights.

In April 2021, the Series A preferred shares had been mandatorily converted into ordinary shares upon the Group completion of the IPO and as such, there are no longer two classes of shares.

On May 22, 2019, upon incorporation of VectivBio Holding AG, 9,423,080 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share were issued, resulting in an initial nominal share capital of the Company of CHF 471,154.00 (USD 474 thousand). Prior to the Spin-off, there was an increase in additional paid in capital of USD 14,142 thousand by way of contributions into reserves as part of the

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F-43 separation from the Parent Group. These additional contributions into reserves included a cash contribution of USD 13,848 thousand and a contribution of USD 294 thousand by way of assumption of a liability. On July 1, 2019, the Parent Group distributed a dividend in kind of 9,423,080 ordinary shares of the Company to its shareholders. During 2019, the Company granted and issued 362,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 18,100.00 (USD 18 thousand). On August 31, 2020, the Company entered into an investment agreement (“Investment Agreement”) with certain existing investors and a new investor, pursuant to which the Company agreed to issue to the investors Series A2 preferred shares in exchange for an aggregate amount of up to USD 100 million, divided into two equal tranches of USD 50 million for the first tranche (“First Tranche”) and USD 50 million for the second tranche (“Second Tranche”), in its Series A2 financing. As part of the Investment Agreement, the investors agreed to subscribe for a total of 7,124,790 Series A2 preferred shares for each tranche at the A2 subscription price of USD 5.755 (rounded) per Series A2 preferred share. Further, the Company and the investors agreed that the Company may allocate and issue up to 1,563,977 Series A2 preferred shares for each tranche to one or several new third-party investor(s) at the same A2 subscription price per A2 preferred share. On September 25, 2020, the Company, the initial investors and certain new investors entered into an amendment to the Investment Agreement (“Amendment No. 1 to the Investment Agreement”) pursuant to which the Company and the investors agreed to increase the aggregate investment amount of the Series A2 financing from USD 100 million up to USD 110 million, divided into two equal tranches (USD 55 million for the First Tranche and USD 55 million for the Second Tranche). The investment increase resulted in the investors agreeing to subscribe for a total of 9,557,646 (instead of 7,124,790) Series A2 preferred shares for each tranche and the Company and the investors agreeing that the Company may allocate and issue up to 2,432,856 (instead of 1,563,977) Series A2 preferred shares for each tranche (for the First Tranche, the “Subsequent First Tranche”) to one or several new third party investor(s) at the original A2 subscription price per Series A2 preferred share, which were allocated to the new investors. Since January 1, 2020, the issued share capital increased as follows: On February 12, 2020, the Company issued 437,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 21,850.00 (USD 23 thousand). On September 21, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a conversion price of USD 4.891 (rounded) per share as a result of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 209,798.30 (USD 228 thousand). On the same date, the Company issued a total of 7,124,790 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a subscription price of USD 5.755 (rounded) to investors in the context of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 356,239.50 and a total cash inflow of USD 41 million. Then on October 19, 2020, the Company issued additional

F-44 2,432,856 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at the same subscription price of USD 5.755 (rounded) per share to new investors in connection with the Subsequent First Tranche that resulted in an additional increase of the nominal share capital of CHF 121,642.80 and a total cash inflow of USD 14 million. In the aggregate, the Company issued 9,557,646 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share to investors under the Investment Agreement and the Amendment No. 1 to the Investment Agreement, resulting in an increase of the Company's nominal share capital of CHF 477,882.30 (USD 513 thousand) and a total cash inflow of USD 55 million. On September 21, 2020, the Company also issued 2,820,000 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of employee participation under the 2020 Equity Incentive Plan and the 2020 RSPA, resulting in an initial increase of nominal share capital of CHF 141,000.00 (USD 152 thousand). Out of these shares, 722,275 ordinary shares were held in treasury as of December 31, 2020, which resulted in the increase of the outstanding share capital of CHF 104,886.25 (USD 114 thousand). On April 1, 2021, the Company entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P. (“Versant”), an existing shareholder who committed to invest USD 7,499,999.69 in the Second Tranche. On April 9, 2021, the Company issued 441,176 shares with a nominal value of CHF 0.05 (USD 0.05) per share for the purpose of the simple agreement for future equity, resulting in an increase of nominal share capital of CHF 22,059 (USD 24 thousand), and capital reserves increase of CHF 6,976 thousand (USD 7,476 thousand). On April 9, 2021, the Company became publicly traded in The Nasdaq Global Market. Upon the IPO, 13,753,612 Series A1 and A2 preferred shares converted into ordinary shares and additional ordinary shares amounting to 8,625,000 were issued, resulting in an increase of nominal share capital of CHF 431,250 (USD 463 thousand), and capital reserves increase of CHF 136,420 thousand (USD 146,162 thousand). On September 9, 2021, the Company issued 185,608 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of the Comet acquisition, resulting in an increase of nominal share capital of CHF 9,280 (USD 10 thousand), which resulted in a capital reserves increase of CHF 1,369 thousand (USD 1,438 thousand). On November 26, 2021, the Company issued 588,237 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of the settlement of the third milestone payment disclosed in Note 19, resulting in an increase of nominal share capital of CHF 29,412 (USD 31 thousand), which resulted in a capital reserves increase of CHF 9,398 thousand (USD 9,969 thousand). As a result of these movements in share capital, the Group has incurred transaction costs amounting to USD 13,136 thousand as of December 31, 2021 (2020: USD 1,333 thousand) (2019: none). The transaction costs arising on share issues and incurred in previous years have been accounted for as a deduction from equity, net of any related income tax benefit.

18.2 Treasury shares

Treasury shares are shares of VectivBio Holding AG that are held by the Group for the purpose of issuing shares under the Group's equity-settled share-based payment plans for its employees (see Note 11 for further information). Refer to the table below for the reconciliation of treasury shares for the respective periods.

	Number of shares	Nominal value (in thousands of USD)
Opening balance as of January 1, 2019	—	—
Acquisition of shares by the Group	(1,875)	—
Balance as of December 31, 2019	(1,875)	—
Employee share-based payment issue	1,875	—
Shares issued but not granted	(722,275)	(38)
Balance as of December 31, 2020	(722,275)	(38)
Shares issued for RSUs settlement	59,901	3
Balance as of December 31, 2021	(662,374)	(35)

18.3 Authorized share capital

Under the Swiss Code of Obligations, the shareholders may empower the board of directors, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, to issue shares up to a specific aggregate nominal amount, which may not exceed a maximum of 50% of the share capital, in the form of authorized capital to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

As of December 31, 2021, the authorized share capital amounted to CHF 793,700 thousand (USD 732,855 thousand) (2020: CHF 669,891.75 thousand (USD 752 thousand)) (2019: CHF 217 thousand (USD 222 thousand)), consisting of 15,874,000 ordinary shares (2020: 1,060,000 ordinary shares and 12,337,835 preferred shares existed in 2020) (2019: 4,349,536 ordinary shares and no preferred shares existed in 2019) with a nominal value of CHF 0.05 (USD 0.05) per share.

18.4 Conditional share capital

Furthermore, under Swiss law, the general meeting may resolve a conditional capital increase by stipulating in the articles of association that creditors of bonds and similar debt instruments issued by the Company or its group companies and employees will be granted rights to subscribe to new shares (conversion or option rights). The share capital automatically increases whenever and to the extent that such conversion or option rights are exercised, and the contribution obligations are discharged by set-off or payment.

As of December 31, 2021, the conditional share capital amounted to CHF 832 thousand (USD 973 thousand) (2020: CHF 367 thousand (USD 412 thousand)) (2019: CHF 236 thousand (USD 241 thousand)), consisting of 16,647,845 registered ordinary shares (2020: 7,339,112 ordinary shares) (2019: 4,711,536 ordinary shares) with a nominal value of CHF 0.05 (USD 0.05 per share).

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19. Contingent consideration liabilities

Contingent consideration liabilities relate to the contingent milestone payments in relation to the acquisition of GlyPharma in September 2018 by the Parent Group. Each milestone payment is probability weighted for valuation purposes based upon the probability of success. The milestone payments are discounted to present value, using a discount rate of 6% per annum.

On December 21, 2018, the first milestone was reached resulting in an obligation by the Parent Group to pay the first milestone payment to the former GlyPharma shareholders. As of December 31, 2018, the contingent consideration liabilities amounted to USD 11,159 thousand, related to the two remaining milestone payments, assuming 35.7% probability of occurrence.

On May 8, 2019, prior to the Spin-off, the Parent Group agreed with the prior GlyPharma shareholders that the second milestone would be paid early at a discounted price amounting to USD 7,000 thousand. The difference in the contingent consideration liability associated with the second milestone payment amounted to USD 2,517 thousand and was recognized within research and development expense.

At the Spin-off date, the conditions for the third milestone payment of USD 20,000 thousand were not met. The obligation (and corresponding contingent liability) to pay the third milestone upon meeting the specified criteria was transferred from the Parent Group to VectivBio Holding AG as part of the separation.

On November 25, 2021, an agreement was reached between the Company and former GlyPharma shareholders so that the third milestone payment amounting to USD 20,000 thousand would be paid USD 10,000 thousand in cash and USD 10,000 thousand would be paid in the form of additional milestone shares (by way of set-off) at a price per share equal to USD 17, which is the opening trading price of the IPO. The difference between the price per share and the fair value of the additional milestone shares at the date of the agreement has been recognized in the consolidated income statement within research and development expenses for an amount of USD 7,730 thousand.

As of December 31, 2021, contingent consideration liabilities have been paid in full (2020: USD 19,140 thousand) (2019: USD 6,202 thousand). Related to the final milestone payment the probability of occurrence was 100% as of December 31, 2020 (December 31, 2019: 35.7%).

In thousands of USD	2021	2020	2019
Beginning contingent consideration liabilities as of January 1..........	19,140	6,202	11,159
Payment by the Parent Group on behalf of the Apraglutide Business..........	—	—	(7,000)
Changes in fair value during the period..........	(6,870)	12,938	1,991
Foreign exchange impact..........	—	—	52
Cash payment..........	(10,000)	—	—
Payment in shares..........	(2,270)	—	—
Ending contingent consideration liabilities as of December 31..........	—	19,140	6,202

The key assumption in calculating the fair value of the contingent consideration liabilities was the probability of occurrence of the remaining milestone payment. As of December 31, 2020, the probability of occurrence of the remaining milestone payment has been assessed to be 100% (December 31, 2019: 35.7%). As such, a decrease of 5% in the probability of occurrence, would result in the decrease of the fair

F-46

F-47 value of the contingent consideration liabilities of USD 960 thousand. As of December 31, 2019, the (decrease)/increase of 5% in the probability of occurrence, would result in the (decrease)/increase of the fair value of the contingent consideration liabilities of USD (860 thousand)/USD 870 thousand. 20. Defined benefit plan The group operates defined benefit pension plans in Switzerland and Belgium under broadly similar regulatory frameworks. All the plans are pension plans, which provide benefits to members in the form of a guaranteed minimum level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary throughout the period. Transfer of Parent Group’s Shared Swiss pension plan Prior to the Spin-off, the Parent Group sponsored a defined benefit plan to eligible Group employees in Switzerland ("Parent Group’s Shared Swiss Plan"). The Parent Group’s Shared Swiss Plan includes participants for both Group employees and other employees of the Parent Group. As of July 1, 2019, the Parent Group’s Shared Swiss Plan was legally transferred to VectivBio AG, the Company’s Swiss subsidiary, for those shared employees that were subsequently transferred to the Group upon separation (hereafter the transferred plan is referred to as the “Group Swiss Pension Plan”). Since the Parent Group’s Shared Swiss Plan was transferred to VectivBio AG, the Group has included the net pension liability in the Group's consolidated and carve-out statements of financial position for those employees that were shared and subsequently transferred to the Group. However, the pension costs of the Parent Group’s Shared Swiss Plan incurred by the Parent Group during the carve-out period have been allocated to the Group, since these employees were shared amongst the Parent Group. The total expense related to the Parent Group’s Shared Swiss Plan amounted to USD 260 thousand of which USD 51 thousand was allocated to the Apraglutide Business during the period from January 1, 2019 to June 30, 2019. Refer to the following tables in this Note 20 and Note 26.3 for further information. There was no partial liquidation of the Parent Group’s Shared Swiss Plan upon transfer to VectivBio AG. Background on the Group Swiss Pension Plan Per Swiss law, Swiss pension plans are required to be administered by a separate pension fund that is legally separated from the entity. The law prescribes certain minimum benefits to be provided to the beneficiaries. The pension plan of the employees of the Swiss subsidiary, VectivBio AG, is carried out by a collective fund with VZ LPP Collective Foundation. Under the Group Swiss Pension Plan, the employees are entitled to retirement benefits and risk insurance for death and disability. The board of the pension fund is composed of an equal number of representatives from both employers and employees. In accordance with IAS 19, the above-mentioned pension plan is classified as defined benefit plan. The pension plan is described in detail in the corresponding statutes and regulations. The contributions of employers and employees in general are defined in percentages of the insured salary. The retirement pension is calculated based on the old-age credit balance on retirement multiplied by the fixed conversion rate. The employee has the option to withdraw the capital on demand. The death and disability pensions are defined as percentage of the insured salary. The assets are invested directly with the corresponding pension funds.

The pension fund can change their financing system, such as contributions and future payments, at any time. Also, when there is a deficit which cannot be eliminated through other measures, the pension fund can oblige the entity to pay a restructuring contribution. All affiliated companies to the VZ LPP Collective Foundation are partially reinsured for risk of disability and death. However, the pension fund could cancel the contract and VectivBio AG would have to join another pension fund.

Background on the Group Belgian Pension Plan

In Belgium a minimum investment return has to be guaranteed on employer contributions. Belgian social legislation prescribes a minimum return to be guaranteed by the employer on the contributions paid (annual rate of 1.75% as from 1/1/2016). Therefore, there is a possibility that additional payments would be requested by the employer to make good of a potential deficit. Under IAS19, these kinds of plans are therefore considered as Defined Benefit plans.

For both plans, no curtailment or settlement occurred during the years ended December 31, 2021, 2020 and 2019.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of December 31, 2021, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method

The amounts recognized through profit or loss as employee benefits expense either within research and development expenses or within general and administrative expenses, depending on their function with respect to the defined benefit plans, are as follows:

	For the year ended December 31,		
In thousands of USD	2021	2020	2019
Current service cost	893	808	391
Interest cost	17	19	11
Expected return on plan assets	(12)	(13)	(9)
Administration costs	4	3	2
Expense recognized in profit or loss	902	817	395[(i)]

(i) USD 51 thousand amount relates to expense incurred by the Parent Group on behalf of the Apraglutide Business. Refer to Note 26.3 for transactions involving the Parent Group.

F-48

The amounts recognized in OCI with respect to the defined benefit plans are as follows:

	For the year ended December 31,		
In thousands of USD	2021	2020	2019
Remeasurement (gain)/loss on defined benefit obligation			
Actuarial (gains)/losses arising from plan experience	1,082	554	537
Actuarial (gains)/losses arising from demographic assumption	(650)	—	—
Actuarial (gains)/losses arising from financial assumptions	(376)	301	251
Return on plan assets excl. interest income	(513)	3	(110)
Expense recognized in other comprehensive income	(457)	858	678[(i)]

(i) USD 70 thousand amount relates to expense recognized by the Parent Group on behalf of the Apraglutide Business. Refer to Note 26.3 for transactions involving the Parent Group.

The amount included in the consolidated and carve-out statements of financial position arising from the Group's obligation in respect to its defined benefit plan is as follows:

	As of December 31,		
In thousands of USD	2021	2020	2019
Present value of defined benefit obligation	14,766	11,848	5,841
Fair value of plan assets	(11,576)	(8,291)	(3,858)
Net liability arising from defined benefit obligation	3,190	3,557	1,983

Movements in the present value of the defined benefit obligation in the reporting period were as follows:

In thousands of USD	2021	2020	2019
Beginning defined benefit obligation as of January 1	11,848	5,841	3,511
Current service cost	893	808	391
Interest expense on defined benefit obligation	17	19	11
Contributions paid by employees	612	378	384
Benefits (paid)/deposited	1,783	3,050	16
Remeasurement (gain)/loss on defined benefit obligation	57	854	788
Separation from Parent Group's Shared Swiss Pension	—	—	639
Other	(18)	—	—
Foreign currency exchange (gains)/losses	(426)	898	101
Ending defined benefit obligation as of December 31	14,766	11,848	5,841

F-49

Movements in the present value of the plan assets in the reporting period were as follows:

In thousands of USD	2021	2020	2019
Beginning fair value of plan assets as of January 1	8,291	3,858	2,750
Return on plan assets excluding interest income	12	13	9
Contributions paid by employer	688	378	384
Contributions paid by employees	610	378	384
Benefits (paid)/deposited	1,783	3,049	16
Actuarial gain/(loss) on plan assets	513	(3)	110
Administration expense	(4)	(3)	(2)
Separation from Parent Group's Shared Swiss Pension Plan	—	—	137
Other	(18)	—	—
Foreign currency exchange gains/(losses)	(299)	621	70
Ending fair value of plan assets as of December 31	11,576	8,291	3,858

The allocation of the assets of the different asset classes corresponds to:

	2021	2020	2019
Cash	1.1%	1.8%	0.6%
Bonds	61.0%	60.0%	61.2%
Equities	24.9%	25.5%	25.1%
Properties	10.0%	10.0%	10.0%
Other	3.0%	2.7%	3.1%
Total	100.0%	100.0%	100.0%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

	For the year ended December 31,		
	2021	2020	2019
Discount rate	0.30%	0.15%	0.30%
Interest credit rate	1.00%	1.00%	1.00%
Expected rate of salary increase	2.00%	2.00%	2.00%
Expected rate of pension increase	0.00%	0.50%	0.00%
Mortality rate	BVG 2020 GT	BVG 2015 GT	BVG 2015 GT

The following sensitivity analyses - based on the principal assumptions - have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period:

If the discount rate would increase/(decrease) by 25 basis points, the defined benefit obligation would decrease by USD 602 thousand (increase by USD 643 thousand) (2020: decrease by USD 528 thousand (increase by USD 567 thousand)) (2019: decrease by USD 286 thousand (increase by USD 308 thousand)) if all other assumptions were held constant.

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If the expected salary growth would increase (decrease) by 25 basis points, the defined benefit obligation would increase by USD 76 thousand (decrease by USD 75 thousand) (2020: increase by USD 75 thousand (decrease by USD 73 thousand)) (2019: increase by USD 58 thousand (decrease by USD 57 thousand)) if all other assumptions were held constant.

If the expected pension growth would increase by 25 basis points, the defined benefit obligation would increase by USD 330 thousand (2020: increase by USD 286 thousand) (2019: increase by USD 135 thousand) if all other assumptions were held constant.

No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on these financial statements.

The average duration of the defined benefit obligation at the end of the reporting period is 18.2 years (2020: 18.3 years) (2019: 20.3 years).

The Group expects to make contributions of USD 787 thousand to the defined benefit plan during 2021.

21. Trade payables

	As of December 31,		
In thousands of USD	2021	2020	2019
in CHF	2,623	433	455
in USD	1,728	749	281
in EUR	3,981	8,260	2,264
in CAD	4	10	44
in DKK	—	—	3
in GBP	259	38	25
in JPY	—	—	150
Total	8,595	9,490	3,222

22. Accrued expenses

	As of December 31		
In thousands of USD	2021	2020	2019
Related to research and development expenses	3,637	1,991	1,530
Related to other professional services	1,546	1,110	240
Related to employee benefits	2,901	1,950	1,090
Related to taxes and fees	255	196	16
Total	8,339	5,247	2,876

F-51

F-52 23. Other current liabilities As of December 31, In thousands of USD 2021 2020 2019 Payables in relation to social contributions 22 452 189 Tax withholding payables 94 212 103 Payables due to management and employees — — 51 Other current payables (i) — 110 31 Total 116 774 374 _________________ (i) These other current liabilities qualify as financial instruments. Refer to Note 25. 24. Convertible loans As disclosed in Note 4.2, on December 23, 2019, the Company issued Convertible loans to certain of its shareholders. The Convertible loans had a principal amount of USD 20,000 thousand with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the loans are converted or mature. A total of USD 17,069 thousand was received in cash from the Lenders as of December 31, 2019, and therefore recognized as a financial liability as of year-end. The remaining USD 2,931 thousand in cash was received in January 2020. The Convertible loans were subordinated to other present or future non-subordinated (i.e. senior debt) claims of other creditors of the Company. Pursuant to the terms and conditions of the agreements with the Lenders, there were three triggers, as detailed below, that would require the Company either to make a cash payment or mandatorily convert the loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:  Change of control (“CoC”) (cash payment);  Maturity (cash payment upon demand by the Lenders);  Qualified Financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price). Based on the nature of the conversion features, as summarized below, the Convertible loans contained two embedded derivatives, one related to the CoC event and the other related to the Qualified Financing event:  CoC event: if a CoC event takes place before the conversion or repayment of the Convertible Loan, the Lender would receive the outstanding balance multiplied by a CoC multiple (which depended on the CoC purchase price and varied between 1.5 and 2.5) plus the accrued but unpaid interest on the loan.  Qualified Financing event: Conversion price would be calculated by using 85% of the Company’s share price as at the Qualified Financing date if such conversion occurred prior to September 23, 2020, or 80% of the share price if the conversion occurred after that date. Conversion was mandatory if a Qualified Financing event took place. “Qualified Financing” ment that the Company would have sold preferred shares with the purpose of raising capital for aggregate gross proceeds of at least USD 10,000 thousand.

F-53 In the event of a CoC, it was not possible for the Company to avoid the payment of cash since it included a contractual obligation to deliver cash. In the event of a Qualified Financing event, the derivative would not be settled for a fixed number of the Company’s own equity instruments at the conversion date because the conversion price was not fixed and therefore, failed to meet the fixed-for-fixed requirement for the recognition of the conversion features as equity. Consequently, the Convertible loans and the embedded derivatives were considered financial liabilities rather than equity. The instrument met the definition of a hybrid instrument under IFRS 9. However, the Group had elected the fair value option, whereby the Convertible loans, including the embedded derivatives, were accounted for as one instrument (not separating the loan from the derivative) at fair value. The initial fair value of the Convertible loans designated at FVTPL, including the value of the embedded derivative received in December 2019, was USD 19,720 thousand; calculated using a weighted average percentage probability of the three possible scenarios based on their expected discounted future cash flows (for the CoC and maturity scenarios) and expected conversion value (for the Qualified Financing event). The Group used judgment to estimate the probability of the three future outcomes above, including key inputs to the valuation exercise such as: the conversion price (85% to 80% of the Company’s share price depending on the timing of occurrence), the change of control price (outstanding balance of the Convertible loans multiplied by a CoC multiple, which depends on the CoC purchase price plus the accrued but unpaid interest), the Company’s share price (USD 3.20 to USD 3.75), and discount rate (11.4% to 12.0%). Based on the ranges of the unobservable inputs disclosed above, the Group concluded that as of December 31, 2019 the fair market value of the Convertible loans would not significantly change due to changes in these assumptions. The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90% with the balance of probability allocated to a CoC event and redemption at maturity. The initial fair value of the remaining portion of the Convertible loans received in January 2020 was USD 3,352 thousand, measured on the same basis as the portion received in December 2019. The difference between the cash value and the fair value at inception has been recognized in equity as a capital distribution to the Company’s shareholders amounting to a total of USD 3,058 thousand, of which USD 2,637 thousand had been recognized in 2019 and USD 421 thousand in 2020. At the completion of the First Tranche that occurred on September 11, 2020, the Convertible loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible loans was remeasured assuming the probability of securing Series A2 financing of 100% and using a fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing round. This led to a loss on remeasurement in the amount of USD 564 recognized within financial expense in profit or loss for the year ended December 31, 2020 (2019: none). Upon conversion, the Convertible loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity. The movements in the Convertible loans balance presented in the statements of financial position are as follows:

F-54 In thousands of USD 2020 2019 Opening balance as of January 1 19,737 — Cash proceeds ................................................................................................ 2,931 17,069 Loss on initial recognition (distribution to the shareholders) ................................................................................................ 421 2,637 Fair value adjustment through profit or loss ................................................................................................ 564 — Accrued interest expense ................................................................................................ 513 17 Other changes ................................................................................................ (18) 14 Conversion in to shares ................................................................................................ (24,148) Ending Convertible loans balance as of December 31 — 19,737 The fair value of the Convertible loans was measured using level 3 inputs as described in Note 4.2. 25. Financial instruments 25.1 Capital management The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. 25.2 Categories of financial instruments Financial assets ................................................................. 61 — — 61 Other current assets ................................................................. 4 — — 4 Cash and cash equivalents ................................................................. 102,707 — — 102,707 Total financial assets ................................................................. 102,772 — — 102,772 Lease liabilities ................................................................. — — 292 292 Trade payables ................................................................. — — 8,595 8,595 Accrued expenses ................................................................. — — 8,339 8,339 Total financial liabilities ................................................................. — — 17,226 17,226 As of December 31, 2021 In thousands of USD Financial assets Financial assets at amortized cost (incl. Cash and cash equivalents) Financial liabilities at fair value through profit or loss Financial liabilities at amortized cost Total As of December 31, 2020 In thousands of USD Financial assets Financial assets at amortized cost (incl. Cash and cash equivalents) Financial liabilities at fair value through profit or loss Financial liabilities at amortized cost Total

F-55 Financial assets ................................................................. 64 — — 64 Other current assets ................................................................. 4 — — 4 Cash and cash equivalents ................................................................. 40,172 — — 40,172 Total financial assets ................................................................. 40,240 — — 40,240 Convertible loan ................................................................. — — — 0 Contingent consideration liabilities ....................................................................... — 19,140 — 19,140 Lease liabilities ................................................................. — — 116 116 Trade payables ................................................................. — — 9,490 9,490 Accrued expenses ................................................................. — — 5,247 5,247 Other current liabilities ................................................................. — — 110 110 Total financial liabilities ................................................................. — 19,140 14,963 34,103 As of December 31, 2019 In thousands of USD Financial assets at amortized cost (incl. Cash and cash equivalents) Financial liabilities at fair value through profit or loss Financial liabilities at amortized cost Total Financial assets ................................................................. 72 — — 72 Other current assets ................................................................. 12 — — 12 Cash and cash equivalents ................................................................. 19,813 — — 19,813 Total financial assets ................................................................. 19,897 — — 19,897 Convertible loan ................................................................. — 19,737 — 19,737 Contingent consideration liabilities ....................................................................... — 6,202 — 6,202 Lease liabilities ................................................................. — — 248 248 Trade payables ................................................................. — — 3,222 3,222 Accrued expenses ................................................................. — — 2,876 2,876 Other current liabilities ................................................................. — — 31 31 Total financial liabilities ................................................................. — 25,939 6,377 32,316 The carrying amounts of financial assets and financial liabilities recognized in the Consolidated and Carve-out Financial Statements approximate their fair values. 25.3 Financial risk management The Group is exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks. Credit risk Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the Group. Counterparty risk is minimized by ensuring that the majority of cash and cash equivalents are held with one major Swiss bank, with an A rating as per Standard & Poor’s.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Group's maximum exposure to credit risk without taking into account the value of any collateral obtained.

Liquidity risk

Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the financial obligations of the Group. Currently the major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. Management monitors the Group's net liquidity position through rolling forecasts on the basis of expected cash flows. To ensure liquidity for the next major development stages, the Group obtained financing in 2021 totaling USD 154,125 thousand.

All the financial liabilities are non-interest bearing, except for the Convertible loans (Note 24). The tables below summarize the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

As of December 31, 2021 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Convertible loans	—	—	—	—	—
Contingent consideration	—	—	—	—	—
Trade payables	8,595	—	—	—	8,595
Accrued expenses	8,339	—	—	—	8,339
Lease liabilities	134	158	—	—	292
Other current liabilities	—	—	—	—	—
Total financial liabilities	17,068	158	—	—	17,226

As of December 31, 2020 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Convertible loans	—	—	—	—	—
Contingent consideration	20,000	—	—	—	20,000
Trade payables	9,490	—	—	—	9,490
Accrued expenses	5,247	—	—	—	5,247
Lease liabilities	129	4	—	—	133
Other current liabilities	110	—	—	—	110
Total financial liabilities	34,976	4	—	—	34,980

F-56

As of December 31, 2019 In thousands of USD	less than 12 months	between 1-5 years	Over 5 years	unlimited	Total
Convertible loans	17,086	—	—	—	17,086
Contingent consideration	7,140	—	—	—	7,140
Trade payables	3,222	—	—	—	3,222
Accrued expenses	2,876	—	—	—	2,876
Lease liabilities	145	106	—	—	251
Other current liabilities	31	—	—	—	31
Total financial liabilities	30,500	106	—	—	30,606

Interest rate risk

With the exception of short-term cash deposits, the Group has no other interest-bearing assets or liabilities, and the interest rate risk exposure is therefore minimized.

Currency risk

With the exception of certain short-term cash deposits, which are held in foreign currencies (for details refer to Note 17), as well as trade payables in foreign currencies (for details refer to Note 21), the Group is not exposed to any foreign currency risk. As the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged.

In light of the Group's foreign currency positions and assuming that all other variables remain unchanged, any change in the foreign exchange rates of USD/CHF and USD/CAD resulting from a 5% increase/(decrease) in the foreign currencies against CHF would have an impact of USD 4,484 thousand / (USD 4,954 thousand) (2020: USD 1,949 thousand / (USD 2,154 thousand)) on the Group's result. The calculated foreign currency risk is mainly due to cash balances in USD. As a significant portion of this cash balance will be used to pay invoices in USD, part of the risk is naturally hedged.

During the year ended December 31, 2021, the Group did not enter into any forward currency transactions.

25.4 Reconciliation of liabilities arising from financing activities

			Non-cash changes					
In thousands of USD	January 1, 2021	Financing Cash flows	Distribution to shareholder	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2021
Lease liabilities (Note 27)	116	(135)	—	—	310	1	—	292
Total	116	(135)	—	—	310	1	—	292

F-57

In thousands of USD	January 1, 2020	Financing Cash flows	Non-cash changes: Distribution to shareholder	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2020
Convertible loans (Note 24)	19,737	2,931	421	564	(18)	513	(24,148)	—
Lease liabilities (Note 27)	248	(148)	—	—	14	2	—	116
Total	19,985	2,783	421	564	(4)	515	(24,148)	116

In thousands of USD	January 1, 2019	Financing Cash flows	Non-cash changes: Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2019
Convertible loans (Note 24)	—	17,069	2,637	—	14	17	—	19,737
Lease liabilities (Note 27)	—	(86)	—	—	332	2	—	248
Total	—	16,983	2,637	—	346	19	—	19,985

26. Related party transactions

26.1 Compensation for Executive Management and Board of Directors ("BOD")

In thousands of USD	For the year ended December 31, 2021	2020	2019
Fees, salaries and other short-term employee benefits	4,232	4,235	2,374
Post-employment benefits	441	188	187
Share-based compensation	18,435	4,741	1,449
Total compensation for Executive Management and BOD	23,108	9,164	4,010

26.2 Related party balances and transactions

As of December 31, 2021, and 2020 there were no related party balances outstanding. As of December 31, 2019, there were balances outstanding related to the Convertible loans with certain shareholders of the Company (Note 24).

F-58

F-59 26.3 Related party balances and transactions with the Parent Group prior to the Spin-off The following is a summary of transactions including allocated expenses with the Parent Group which are included in these Consolidated and Carve-out Financial Statements prior to the Spin-off by financial statement line item. The offset to these transactions was in Net parent investment. Research and development Prior to the Spin-off, USD 2,517 thousand of expense was incurred by the Parent Group on behalf of the Apraglutide Business in relation to the contingent consideration liabilities. This allocation reflects the revaluation of the contingent consideration liabilities during the carve-out period. Refer to Note 19 for further details. In thousands of USD January 1, 2019 to June 30, 2019 Amount recognized in relation to the change in the contingent consideration liabilities ................................................................................................................... 2,517 R&D related to clinical and development activities ....................................... 702 R&D related to Employee expenses ............................................................ 386 Total ........................................................................................................... 3,605 General and administrative expenses In thousands of USD January 1, 2019 to June 30, 2019 Related to share-based compensation (Note 11.4) ....................................... 360 Related to the pension plan (Note 20).......................................................... 51 Related to other employee-related benefits.................................................. 340 Related to other professional services ......................................................... 271 Related to other administrative expenses..................................................... 171 Related to other........................................................................................... 7 Total ........................................................................................................... 1,200 Remeasurement of net pension liabilities Prior to the Spin-off, USD 70 thousand was recognized in OCI in relation to the remeasurement of net pension liabilities (Note 20). 27. Leases Leases, where the Group is a lessee, are related to leased office spaces and car parking spaces. Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components and instead accounts for these as a single lease component as the non-lease components are not material to the arrangement. Rental contracts are typically made for fixed periods of 12 months to 5 years. Any extension options in these leases have not been included in the lease liability, because both parties to the lease agreement must

F-60 mutually agree to the extension. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods. The consolidated and carve-out statements of financial position show the following amounts relating to the ROU assets and lease liabilities: As of December 31, In thousands of USD 2021 2020 2019 Office spaces ..................................................................................................... 291 114 245 Total ROU assets ..................................................................................................... 291 114 245 There were additions of USD 315 thousand to the right-of-use assets during the 2021 financial due to reassessment of the lease terms (2020: no additions) (2019: USD 333 thousand). As of January 1, 2019, the Group had one non-cancellable lease commitment of USD 30 thousand for office space, which was considered a short-term lease, therefore the Group did not recognize a right-of-use asset or a lease liability in the statement of financial position as of that date. As of December 31, In thousands of USD 2021 2020 2019 Current .................................................................................................... 134 112 142 Non-current .................................................................................................... 158 4 106 Total lease liabilities .................................................................................................... 292 116 248 Amounts recognized in the profit or loss For the year ended December 31, In thousands of USD 2021 2020 2019 Depreciation expense of ROU assets(ii) ................................................................................................. 134 146 86 Interest expense(i) ................................................................................................. 1 2 2 Expense relating to short-term leases(ii) ................................................................................................. 62 43 28 Expense relating to low-value leases(ii) ................................................................................................. 2 2 1 Total ................................................................................................. 199 193 117 (i) Included in Financial expense (ii) Included in General and administrative expenses The total cash outflow for leases in 2021 was USD 200 thousand (2020: USD 193 thousand) (2019: USD 115 thousand). 28. Non-cash transactions During 2021, 2020 and 2019, there were no non-cash investing and financing activities with third parties. Non-cash activities with the Parent Group have been disclosed in Note 26.3.

F-61 29. Commitments and contingent liabilities Pursuant to the licensing agreement with Ferring International Center S.A., the Group is required to pay a high single-digit percentage royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. The Group has no open litigations as of December 31, 2021. In addition, the Group enters into contracts in the normal course of business with CROs and other third parties, which may require the Group to make payments in the future. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2021. Additionally, as a result of the Comet acquisition described in Note 6, the Group is required to pay up to USD 25,000 thousand based on the completion of several milestones related to successful development of the research programs within the Comet platform. As of December 31, 2021, the Group considers the probability for such milestones to be met as remote. Accordingly, as described in Note 6 the Group has not recognized any liabilities in the statement of financial position as of December 31, 2021, related to these contingent payments, which will be recognized when the payment becomes probable. The breakdown of the contingent payments and the related milestones triggering the payment are disclosed below: In thousands of USD Payment GLP Tox Study Initiation ……………………………………………. .................. …………. 5,000 First dosing of the first subject in the first Clinical Trial …………. .................. …………. 5,000 First dosing of the first subject in a Pivotal Trial …………………................... …………. 15,000 Total ........................................................................................................... …………. 25,000 30. Events after the reporting period Kreos Loan On March 26, 2022, the Company entered into a note financing agreement, or the Loan, with Kreos Capital VI (UK) Limited. The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line, or MLL, comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line. The remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million is to be drawn down at the same time as the convertible loan line tranches in three tranches as follows: • Loan A1: EUR equivalent of USD 22.5 million; • Loan A2: EUR equivalent of USD 15 million; and • Loan B: EUR equivalent of USD 18.75 million.

F-62 Loan A1 will be available for drawdown from March 26, 2022 until September 30, 2022. Loan A2 will be available for drawdown from June 30, 2022 until September 30, 2022. Loan B will be available for drawdown until December 31, 2022. The availability of any funds under a drawdown of Loans A1 and A2 or Loan B is conditional upon the Company having a debt-to-market cap ratio (where debt includes the amount of the proposed draw down) equal to or less than 25% at the time of each draw down. Loan B is conditional upon (i) the Company raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive funds and (ii) the Company releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study. The Loan will have an interest-only repayment period until March 31, 2023, which can be extended to June 30, 2024, if certain conditions are met. Payments will then be comprised of both interest and principal until the loan is paid off, with maturity dates ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024. Borrowings under the convertible loan portion of the Loan will bear interest at an implied fixed rate of 7.45% per annum and borrowings under the term loan portion of the Loan will bear interest at a fixed rate of 8.95% per annum. The convertible loan amount is convertible into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to either (i) with respect to the first portion of Tranche A, the earlier of the date of first drawdown of such portion or March 31, 2022 or (ii) on the date of each subsequent drawdown after the first drawdown, with respect to the remaining EUR equivalent of USD 65.0 million available under the Loan. The Company may prepay all, but not part, of the term loan and the convertible loan amounts at any time, by notifying the lender at least fifteen days in advance of a date ending on a repayment date; provided, however, that Kreos may at its option convert the convertible loan into ordinary shares prior to receipt of any such prepayment notification. As additional consideration for the Loan, Kreos received a fee of USD 750,000, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the 30-day period ending three days prior to the closing of the loan. The Company will grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B. The warrants are exercisable for a period of seven years from the date of issuance. The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt. The Group is still estimating the financial effect of this event on its consolidated financial statements.

F-63 AKP Partnering Agreement On March 29, 2022, we entered into a partnering agreement, or the Partnering Agreement, with Asahi Kasei Pharma Corporation, or AKP. Under the Partnering Agreement, we have granted an exclusive license, with the right to sublicense in multiple tiers, to AKP, to develop, commercialize and exploit products derived from our lead product candidate, apraglutide, within the territory of Japan. We and AKP will form a joint steering committee to review, discuss and approve development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with us. We retain all rights to apraglutide not granted to AKP. Pursuant to the terms of the Partnering Agreement, we will receive approximately USD 5 million for development costs, payable at closing. As additional consideration for the license, we will also receive a one-time upfront payment of approximately USD 25 million, payable at closing, and we are further eligible to receive up to a possible total of approximately USD 170 for cost-sharing, and regulatory and commercialization milestones, as well as tiered royalties of up to a mid-double digit percentage on product sales continuing until the later of (i) expiration of regulatory exclusivity in Japan, or (ii) expiration of the last valid patent claim that provides exclusivity to apraglutide in Japan (the “Royalty Term”). The Partnering Agreement will terminate upon the expiration of the Royalty Term or upon material breach by either party. The Group is still estimating the financial effect of this event on its consolidated financial statements.